C21 INVESTMENTS INC.
(the “Issuer”)

CSE FORM 2A
LISTING STATEMENT

June 14, 2018

CAUTIONARY NOTE ON U.S. CANNABIS INVOLVEMENT

This Listing Statement is being filed by an entity that is expected to directly and indirectly derive a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. federal law. The Issuer is directly involved (through licensed wholly-owned subsidiaries) in the cannabis industry in the state of Oregon, which has regulated such activity.

The cultivation, sale and use of cannabis are illegal under U.S. federal law pursuant to the U.S. Controlled Substance Act of 1970 (the “CSA”). Under the CSA, the policies and regulations of the United States federal government and its agencies provide that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

Despite the current state of the federal law and the CSA, the states of California, Nevada, Massachusetts, Maine Washington, Oregon, Colorado, Vermont and Alaska, and the District of Columbia, have legalized recreational use of cannabis. Massachusetts and Maine have not yet begun recreational cannabis operations. In early 2018, Vermont became the first state to legalize recreational cannabis by passage in a state legislature, but does not allow commercial sales of recreational cannabis. Although the District of Columbia voters passed a ballot initiative in November 2014, no commercial recreational operations exist because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers.

In addition, almost half of the U.S. states have enacted legislation to regulate the sale and use of medical cannabis, while other states have legalized and regulated the sale and use of medical cannabis with strict limits on the levels of THC.

The Issuer’s objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the United States and Canada. Accordingly, there are a number of significant risks associated with the business of the Company. Unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing and scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, and the business of the Issuer may be deemed to be producing, cultivating, extracting or dispensing cannabis in violation of federal law in the United States.

For these reasons, the Issuer’s involvement in the U.S. cannabis market may subject the Issuer to heightened scrutiny by regulators, stock exchanges, clearing agencies and other Canadian authorities. There are a number of risks associated with the business of the Issuer. See the section of this Listing Statement entitled “Risk Factors”.

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Schedule “A” Financial Statements – Subsidiaries

Schedule “B” Financial Statements – Issuer

Schedule “C” Pro Forma Consolidated Financial Statements
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Forward-Looking Statements

Unless otherwise indicated:

(a)	use of the term “Eco Firma Farms Oregon” refers to Proudest Monkey Holdings, LLC (which is the business holding company) and Covered Marina LLC prior the Transaction;

(b)	use of the term “Issuer” refers to C21 Investments Inc.

(c)	use of the term “Subsidiary” refers to Eco Firma Farms Oregon.

(d)	use of the term “Transaction ” means the acquisition by the Issuer of the Oregon Operations (as disclosed under the heading “General Development of the Issuer’s Business” herein).

The information provided in this listing statement (the “Listing Statement”), including information incorporated by reference, may contain “forward-looking statements” about the Issuer and its Subsidiaries. In addition, the Issuer may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Issuer that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Issuer that address activities, events or developments that the Issuer expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed b or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward looking statements may relate to future financial conditions, results of operations, plans, objectives, and performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations of the Issuer and/or its Subsidiaries and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward looking statements, including, but not limited to, risks and uncertainties related to:

(a)

the availability of financing opportunities, legal and regulatory risks inherent in the medical and non-medicinal marijuana industry, risks associated with economic conditions, dependence on management and currency risk; and

(b)	other risks described in this Listing Statement and described from time to time in documents filed by the Issuer with Canadian securities regulatory authorities.

Consequently, all forward-looking statements made in this Listing Statement and other documents of the Issuer are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on the Issuer and/or its Subsidiaries. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Issuer and/or persons acting on its behalf may issue. The Issuer and/or its Subsidiaries undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation. See Section 17 – Risk Factors.

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Market and Industry Data

This Listing Statement includes market and industry data that has been obtained from third party sources, including industry publications. The Issuer believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, neither the Issuer or its Subsidiaries have independently verified any of the data from third party sources referred to in this Listing Statement or ascertained the underlying economic assumptions relied upon by such sources.

2.            CORPORATE STRUCTURE

2.1 and 2.2          Corporate Name, Head and Registered Office and Jurisdiction of Incorporation

Issuer

The Issuer was incorporated as Empire Creek Mines Inc. on January 15, 1987 under the Business Corporations Act (British Columbia). The Issuer was extra-provincially registered in Alberta on January 31, 1994.

The Issuer changed its name change to Curlew Lake Resources Inc. on May 11, 1987, and again changed its name on November 24, 2017 to C21 Investments Inc. The Issuer’s head office and registered/records office is located at Suite 303, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

Subsidiaries

The Issuer currently has two subsidiaries.

Proudest Monkey Holdings, LLC was incorporated in Portland, State of Oregon, U.S.A. on June 22, 2015, in accordance with Oregon Statute 192.410 -192.490 . Its registered and head office is located at 24700 S. Mulino Road, Canby, Oregon, 97013.

Eco Firma Farms, LLC was incorporated in Portland, State of Oregon, U.S.A. on September 28, 2016, in accordance with Oregon Statute 192.410 -192.490 . Its registered and head office is located at 24700 S. Mulino Road, Canby, Oregon, 97013.

2.3          Inter-corporate Relationships

Prior to Closing of the Transaction (as described below under “General Development of the Business”), the Issuer had no subsidiaries.

On Closing of the Transaction, the corporate structure of the Issuer is as follows:

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The Issuer’s head office and registered and records office is located at Suite 303, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

2.4          Fundamental Change

The Issuer was previously an inactive issuer formerly engaged in the oil and gas industry that was listed on the NEX Board of the TSX Venture Exchange (the “NEX”). The Issuer has disposed of its oil and gas assets and intends to apply to delist from the NEX. Further, the Issuer has (i) completed the Transaction (described below) and acquired assets in the marijuana industry and (ii) become listed on the Canadian Securities Exchange (the “CSE”).

3.            GENERAL DEVELOPMENT OF THE BUSINESS

3.1( a)   General Development of the Issuer’s Business

The business of Eco Firma Farms Oregon (as defined below) became the business of the Issuer upon Closing of the Transaction.

General Description of the Issuer’s Business

Prior to Closing of the Transaction, the Issuer was an inactive issuer listed for trading on the NEX, formerly engaged in the oil and gas industry, seeking new business opportunities. The Issuer wrote off its oil and gas properties during fiscal years ended 2014 and 2015.

In December 2015, the Issuer issued a total of 1,250,000 Common Shares at a deemed price of $0.05 per Common Share to settle $62,500 outstanding debt to one creditor.

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On May 12, 2017, the Issuer consolidated its share capital on a ten (10) old Common Shares for one (1) new Common Share basis.

On May 30, 2017, the Issuer issued a total of 3,640,000 Common Shares at $0.25 per Common Share pursuant to a private placement. Proceeds totaling $910,000 were used towards looking for a new business, the settlement of accounts payable and outstanding debt, and for general working capital purposes. The Issuer also issued a total of 360,000 Common Shares at $0.25 per Common Share in May 2017 to settle a total of $90,000 in outstanding debt.

In January 2018 the Issuer entered into a definitive agreement to acquire cannabis cultivation and distribution operations in Oregon, U.S.A., as described below.

On June 12, 2018 the Issuer, through Eco Firma Farms LLC, received its Marijuana Producer License from the Oregon Liquor Control Commission for the 2018 calendar year, which must be renewed yearly.

Eco Firma Farms Oregon Transaction

The Eco Firma Farms Oregon Transaction is hereinafter referred to as “Eco Firma Farms Oregon” or the “Oregon Operations”. The Oregon Operations and related property are described in more detail below. The Issuer will initially occupy the land and premises under a lease with an option to buy.

On January 19, 2018, the Issuer entered into a Share Purchase Agreement (the “Oregon Agreement”) with Proudest Monkey Holdings, LLC (the “Vendor”), Covered Marina LLC (“CM”), Kevin Dean, Cecile Dean (the “Dean Principals”), Jesse Peters and Kate Guptill (the “Peters Principals”).

The Vendor is a limited liability company registered in the State of Oregon, and is owned by Jesse Peters, Kate Guptill, Kevin Dean and Cecile Dean (collectively, the “Vendor Principals”).

The Vendor owns 100% of the issued and outstanding shares (the “Purchased Shares”) of Eco Firma Farms LLC (“EFF”), a limited liability company formed under the laws of Oregon.

EFF is the owner and operator of a cannabis production facility and related assets on lands and premises located in Oregon (the “Real Property”).

CM is a limited liability company formed under the laws of Texas, and is the registered and beneficial owner of the Real Property.

Pursuant to the Oregon Agreement, the Issuer agreed to purchase 100% of the Purchased Shares from the Vendor, and CM agreed to grant the Issuer (through EFF) an option to purchase the Real Property.

In consideration for the Purchased Shares, the Issuer agreed to issue the Vendor:

(a)	US$1.00 in cash on closing;

(b)

a US$2,300,000 promissory note without interest (the “Share Payment Note”) pursuant to which the Issuer has agreed to allot and issue the Vendor a total of 2,300,000 common shares at a deemed issuance price of US$1.00 (the “Payment Shares”) per share within 14 days of demand by the Vendor to the Purchaser, provided that such demand is made on or after May 29, 2018;

(c)	a US$2,000,000 convertible promissory note (the “Convertible Note”), maturing May 18, 2025 bearing interest at 4% per annum.

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In addition to the Share Payment Note and Convertible Note described above, the Issuer has entered into a lease agreement entitling the Issuer to acquire full legal interest in the property, structures and leasehold improvements relating to the Oregon Operations for US$4 million. CM has the option to receive 4 million Common Shares in lieu of the cash at the time of the purchase of the Real Property.

In total, the Vendor and CM can receive a total of up to 8.3 million Common Shares of the Issuer in the event they convert all their notes and elect to receive all shares in exchange for the Real Property.

In addition to the 8.3 million Common Shares described above, the Vendor can also earn Common Shares for producing EBIDTA earnings over a seven-year period. Up to 10 million Common Shares can be earned in total over the five-year term with a maximum of 2 million Common Shares earned per year. One Common Share shall be issued for each US$5.00 of EBIDTA generated so long as the wholesale price of cannabis remains above US$1,750.00 per pound equivalent. In the event the average wholesale selling price of cannabis received by the business is between US$1,500 and US$1,749.99 per pound equivalent then one Common Share shall be earned for each US$3.75 of EBIDTA. If the average wholesale selling price of cannabis received by the business is between US$1,400 and US$1,499.99 per pound equivalent then one Common Share shall be earned for each US$2.50 of EBIDTA. In the event the wholesale price of cannabis received by the business falls below US$1,400 per pound equivalent then an additional year will be added to the earn out term. The Issuer’s independent auditors will determine the average selling price of cannabis for purposes of these calculations.

In order to mitigate grow risk and ensure higher wholesale prices the Issuer plans to open and manage its own retail dispensary outlets in Oregon.

As a condition to closing the acquisition of Eco Firma Farms Oregon, the Issuer required approval to list on the CSE.

The acquisition of the Oregon Operations is hereinafter referred to as the “Transaction”.

Closing of the Transaction (the “Closing”) occurred on May 18, 2018 (the “Closing Date”).

Prior to Closing of the Transaction, the Issuer’s Common Shares were listed and posted for trading on the NEX, and the Issuer was a reporting issuer in the Provinces of Alberta and British Columbia. Upon becoming listed on the CSE, the Issuer became a reporting issuer in the Province of Ontario. The Issuer will remain a reporting issuer in the Provinces of Alberta and British Columbia.

The Issuer’s financial year end is January 31.

The Transaction

Eco Firma Farms Oregon

Eco Firma Farms Oregon involves an approximately 20-acre cultivation site with a building structure providing approximately 26,000 square feet of available indoor grow, processing and office space. The Oregon facility is currently producing cannabis at a rate of approximately 4,000 pounds per annum. Oregon’s cultivation team is led by experienced cannabis cultivators with combined experience of over 20 years in the industry. The Issuer intends to double Oregon’s indoor production capacity within nine months from the closing of the Transaction. Additional outdoor grow operations including greenhouses and processing will also be included in the 2018 expansion program. This increased capacity will allow for the production of cannabis oil and the processing of branded bakery and edible products. The Oregon facilities are fully licensed for cannabis cultivation under Oregon state law.

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The Issuer intends to invest in the construction of 4-6 additional flower rooms, 5 outdoor greenhouse structures providing approximately 15,000 square feet of grow space, construct a commercial bakery, upgrade the drying and curing room to add capacity, and increase the mum’s and clones room by 1,200 square feet. The Issuer further intends acquire and/or open up to 30 dispensary outlets over the next 36 months. Each outlet will have a cost of between US$150,000 and US$400,000. The budget for investment in Oregon will range between US$5,000,000 up to US$15,000,000 in the next 18 months, depending upon how many dispensary outlets are acquired and/or opened and over what time frame.

Transaction Mechanics

Pursuant to the Transaction and as a condition of Closing, the following transactions occurred on or before the Closing Date:

Completion of Convertible Debenture Financing for Gross Proceeds of Cdn$33,500,000

Prior to the Closing of the Transaction the Issuer completed a non-brokered private placement for gross proceeds of $33,500,000 (the “Financing”) by the issuance of an aggregate principal amount of $33,500,000 of secured convertible debentures (the “Debentures”), maturing 24 months after closing of the Financing (the “Maturity Date”). The Debentures are convertible into Common Shares (the “Conversion Shares”) at the option of the holder at a conversion price of $1.00 per Common Share (the “Conversion Price”). However, the Issuer has the option, upon completion of the Transaction and listing on the CSE, to force conversion of the then outstanding principal amount of Debentures into Conversion Shares.

Upon the Issuer receiving approval to list and the Common Shares on the CSE, all Debentures will be forced to convert and the Issuer will issue 33,500,000 Common Shares.

Proceeds from the Financing will be used towards expenses required with respect to the Transaction and for general working capital. Refer to the heading “General Development of the Business” herein.

In connection with the Financing, finders’ fees totaling Cdn$1,162,045 were paid in cash to various finders (the “Finders”), being equal to 5% of the total gross proceeds received by the Issuer from subscribers introduced by such Finder, and a total of 765,795 non-transferable warrants (“Broker’s Warrants”) were issued to various brokers (the “Brokers”), being equal to 5% of the total Conversion Shares issued by the issuer to each subscriber introduced by such Broker. Each Broker’s Warrant entitles the holder to acquire one Common Share at an exercise price of Cdn$1.00 per Common Share commencing from the date of listing of the Common Shares on the CSE, expiring March 25, 2019.

Subject to any required regulatory approvals, the Issuer intends to pay each subscriber that participates in the Financing a loan bonus by issuing to each subscriber that number of Common Shares as is equal to 10% of the total number of Common Shares issuable to each subscriber upon conversion of the Debentures purchased under the Financing by such subscriber (the “Bonus Shares”), to be issued at a deemed value of Cdn$1.00 per Bonus Share.

Conditions to Closing the Transaction and Required Approvals

The Transaction was subject to a number of approvals, which were obtained, and conditions, which were met, prior to its implementation. These include, but are not limited to, the following:

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-	the acceptance for delisting of the Common Shares of the Issuer from the NEX and listing of the Common Shares on the CSE;

-	completion of the Financing (as described above);

-	all conditions precedent set forth in the agreements relating to the Transaction being satisfied or waived by the appropriate party; and

-

the receipt of all necessary corporate, regulatory and third party approvals including the approval of the CSE, and compliance with all regulatory requirements and conditions in connection with the Transaction.

The Issuer had 5,979,695 Common Shares issued and outstanding immediately prior to the Closing of the Transaction.

Upon Closing of the Transaction (including conversion of the Convertible Debentures and the issuance of Bonus Shares) the Issuer had 42,829,695 Common Shares issued and outstanding.

In addition, after Closing of the Transaction the Issuer had securities exchangeable or exercisable for, or convertible into Common Shares as follows:

-

505,000 Common Shares are issuable on exercise of incentive stock options granted October 16, 2017 prior to completion of the Transaction, which options are exercisable on or before October 15, 2020 at $0.65 per Common Share (refer to the heading “Options to Purchase Securities” herein);

-

A total of 765,795 Common Shares are issuable on exercise of Broker’s Warrants issued in connection with the Financing (refer to the heading “Completion of Convertible Debenture Financing for Gross Proceeds of $33,500,000” herein), exercisable at Cdn$1.00 per Common Share on or before March 25, 2019.

Regulatory Overview

Summary of the Issuer’s United States Cannabis Activity

Upon Closing of the Transaction, the Issuer has exposure to cannabis-related assets in the United States as it will have acquired facilities where its subsidiaries will be engaged in the cultivation of cannabis in the state of Oregon, and may in the future become involved in other activities in the cannabis industry in the United States.

The Issuer’s exposure to cannabis-related assets and activities in the United States will be through the Issuer’s two U.S.-based subsidiaries, as described in greater detail above. As at the end of the financial year ended January 31, 2018, the Issuer had entered into definitive agreements to acquire each of these subsidiaries but had not yet completed these transactions. Accordingly, the Issuer’s balance sheet and operating statement from the audited financial statements for the year ended January 31, 2018 do not reflect exposure to U.S. cannabis-related activities. Future financial statements prepared by the Issuer will reflect U.S. exposure through its operating subsidiaries in the United States.

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United States Federal Overview

The legal and regulatory regime for the cannabis industry in the United States is currently subject to uncertainty, as described in greater detail in this section of the Listing Statement and under the heading “Risk Factors” below. The Issuer’s investments in the United States are, and will continue to be, subject to evolving regulation by governmental authorities. The Issuer, through its subsidiaries, will be directly or indirectly engaged in the medical and recreational cannabis industry in the United States. The legality of the production, extraction, distribution and use of cannabis differs across North American jurisdictions.

In the United States, 29 states, as well as Washington, D.C. and Puerto Rico, have legalized medical marijuana, and nine states and Washington, D.C. have legalized recreational marijuana. At the federal level, however, cannabis remains a Schedule I drug under the Controlled Substances Act of 1970. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, cannabis-related practices or activities including, without limitation, the manufacture, importation, possession, use, or distribution of cannabis, remain illegal under United States federal law.

However, on January 4, 2018, the Cole Memorandum was revoked by U.S. Attorney General Jeff Sessions, a longtime opponent of state-regulated medical and recreational cannabis. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority.

In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the “Sessions Memorandum”. The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale of the DOJ in doing so: the Cole Memorandum, according to the Sessions Memorandum, was “unnecessary” due to existing general enforcement guidance adopted in the 1980s, as set forth in the U.S. Attorney’s Manual (the “USAM”). The USAM enforcement priorities, like those of the Cole Memorandum, are also based on the federal government’s limited resources, and include “law enforcement priorities set by the Attorney General”, the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution”, and “the cumulative impact of particular crimes on the community”.

While the Sessions Memorandum emphasizes that marijuana is a Schedule I controlled substance, and reiterates the statutory view that cannabis is a “dangerous drug and that marijuana activity is a serious crime”, it does not otherwise indicate that the prosecution of marijuana-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is in the hands of U.S. Attorneys in deciding whether or not to prosecute marijuana-related offenses. Dozens of U.S. Attorneys across the United States have affirmed that their view of federal enforcement priorities has not changed, although a few have displayed greater ambivalence.

It is too soon to determine what prosecutorial effects will be created by the rescission of the Cole Memorandum. While initial fears of a nationwide “crackdown” have not yet materialized, considerable uncertainty remains.

Regardless, marijuana remains a Schedule I controlled substance at the federal level in the United States, and neither the Cole Memorandum nor its rescission has altered that fact. The federal government in the United States has always reserved the right to enforce federal law with respect to the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and

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disbursement. From a purely legal perspective, the criminal risk today remains identical to the risk on January 3, 2018. It remains unclear whether the risk of enforcement has been altered.

Additionally, under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Department of the Treasury issued a memorandum in February of 2014 (the “FinCEN Memorandum”) outlining the pathways for financial institutions to bank state-sanctioned marijuana businesses. Under these guidelines, financial institutions must submit a “suspicious activity report” (“SAR”) as required by federal money laundering laws. These marijuana-related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated.

On the same day the FinCEM Memorandum was published, the DOJ issued a memorandum (the “2014 Cole Memo”) directing prosecutors to apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of marijuana-related conduct. The 2014 Cole Memo was rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

However, Attorney General Jeff Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum can act as a standalone document which explicitly lists the eight enforcement priorities originally cited in the Cole Memorandum. As such, the Fin CEN Memorandum remains intact.

Enforcement of U.S. Federal Laws

For the reasons set out above, the Issuer’s marijuana-related activities in the United States, and any future activities in that industry, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Issuer’s ability to invest in the United States or any other jurisdiction. See “Risk Factors”.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in public perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Issuer could expand. Any inability to fully implement any future expansion strategy proposed by the Issuer may have a material adverse effect on the Issuer’s business, financial condition and results of operations. See “Risk Factors”.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the

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federal government or private citizens, or criminal charges, including, but not limited to, a disgorgement of profits, cessation of business activity or divestiture. This could have a material adverse effect on the Issuer, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Issuer to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors”.

U.S. Enforcement Proceedings

Although the Cole Memorandum and the 2014 Cole Memo have been rescinded, one legislative safeguard for the medical marijuana industry remains in place: Congress has used a rider provision in the FY 2015, 2016 and 2017 Consolidated Appropriations Acts (currently the “Leahy Amendment”) to prevent the federal government from using congressionally appropriated funds to enforce federal marijuana laws against regulated medical marijuana actors operating in compliance with local and state law. The Leahy Amendment was included in the FY 2018 budget passed on March 23, 2018, meaning that the Leahy Amendment is still in effect as of the date of this Listing Statement and will remain in effect until September 30, 2018, when FY 2019 begins.

Ability to Access Public and Private Capital

The Company has historically had access to financing from the prospectus exempt (private placement) markets in Canada. As described above, the Issuer has also completed a recent financing through the issuance of convertible debentures. By listing the Common Shares on the CSE, the Issuer also intends to access the public markets in Canada to raise funds in order to finance the continued growth of its business.

If such equity and/or debt financing was not available in the public markets in Canada due to changes in applicable law, the Issuer expects that it would have access to raise equity and/or debt financing privately.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals that have made meaningful investments in companies and projects similar to those of the Issuer. Although there has been an increase in the amount of private financial available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Issuer when needed or on terms which are acceptable. The Issuer’s inability to raise financing to fund expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See “Risk Factors”.

Compliance with Applicable State Law in the United States

The Issuer is expected to continue to derive a portion of its revenues from the cannabis industry in certain states, including Oregon. The Issuer’s investments in entities involved in the United States cannabis industry will be made: (i) only in those states that have enacted laws legalizing cannabis in an appropriate manner; and (ii) only in those entities that have fully complied with such state (and local) laws and regulations and have the licenses, permits or authorizations to properly carry on each element of their business.

Prior to Closing of the Transaction, the Issuer required representations and warranties that the business being acquired pursuant to the Transaction was being conducted in a manner consistent with the United States federal enforcement priorities, and that the relevant entities were in compliance with licensing requirements and applicable state regulatory frameworks.

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The Issuer will implement measures designed to ensure compliance with applicable United States state laws on an ongoing basis. These measures are expected to include, but not be limited to, the following:

  frequent correspondence and updates with legal and regulatory advisors;
  development of standard operating procedures;
  appropriate employee training for all standard operating procedures; and
  subscription to monitoring programs with large banks to monitor and ensure compliance with the United States Treasury guidelines for cannabis-related businesses .

While the Issuer’s proposed business activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. See “Risk Factors”.

State-Level Overview

The following sections present an overview of regulatory conditions for the marijuana industry in the U.S. states in which the Issuer expects to have a substantial operating presence, being Oregon. Although the Issuer’s activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Issuer of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Issuer.

Oregon Legislation on Marijuana:

At present, Oregon has both medical and adult-use marijuana programs. In 1998, Oregon voters passed a limited noncommercial patient/caregiver medical marijuana law with an inclusive set of qualifying conditions that include chronic pain. In 2013, the legislature passed, and governor signed, House Bill 3460 to create a regulatory structure for existing unlicensed medical marijuana businesses. However, the original regulations created by the Oregon Health Authority (OHA) after the passage of House Bill 3460 were minimal and only regulated storefront dispensaries, leaving cultivators and infused-product manufacturers within the unregulated patient/caregiver system. On June 30, 2015, Gov. Kate Brown signed House Bill 3400 into law, which improved on the existing regulatory structure for medical marijuana businesses and created a licensing process for cultivators (growers) and processors. The OHA is the state agency that licenses and regulates medical marijuana businesses. The medical marijuana regulatory framework is referred to as the Oregon Medical Marijuana Program (OMMP).

In November of 2014, Oregon voters passed Measure 91, “Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act”, creating a regulatory system for individuals 21 years of age and older to purchase marijuana for personal use from licensed adult-use marijuana businesses. The Oregon Liquor Control Commission (OLCC) is the state agency that licenses and regulates adult-use marijuana businesses. The home grow/personal possession provisions of Measure 91 went into effect on July 1, 2015 and OLCC began issuing commercial adult-use licenses in the Spring of 2016. The 2015, 2016 and 2017 sessions of the Oregon Legislature made technical changes to Measure 91, which are codified in Oregon Revised Statues (ORS) 475B.005 through 475B.968. In particular, the Oregon Legislature changed the way adult-use marijuana is taxed, imposing a seventeen percent (17%) tax at the retail level, abolished a two-year residency requirement for ownership, and allowed local jurisdictions (cities and counties) to opt-out of the adult-use marijuana market (many jurisdictions, especially in Eastern Oregon, adopted opt-out ordinances). In addition, the OLCC engages in rulemaking on an ongoing basis, amending and restating the Oregon Administrative Rules (OAR) which govern the adult-use regulatory regime, contained in OAR 845-025-100 through 845-025-8750. On June 12, 2018 the Issuer, through Eco Firma Farms LLC, received its Marijuana Producer License from the OLCC for the 2018 calendar year, which must be renewed yearly.

FORM 2A – LISTING STATEMENT	Page 15

Currently, there are six types of adult-use marijuana licenses: Producer, Processor, Wholesaler, Retailer, Laboratory, a Certificate for Research, and a Hemp Certificate. A Producer is also known as the grower. A Processor is a business that will transform the raw marijuana into another product (16opical, edibles, concentrates, or extracts). A Wholesaler is a business that buys in bulk and sells to licensees rather than to consumers. A Retailer is a business that sells directly to consumers. A Laboratory will test marijuana based on rules established by the OHA. To receive a Laboratory license a lab must be accredited by the Oregon Environmental Laboratory Accreditation program (ORELAP). The Hemp Certificate allows persons that are registered with the Oregon Department of Agriculture (ODA) to transfer hemp flower, extracts, or concentrates to OLCC licensed Processors who hold an Industrial hemp processor endorsement. A Retailer can receive hemp items from an OLCC licensed Processor with a hemp endorsement or from OLCC licensed Wholesalers.

Vertical integration between cultivation, processor and dispensaries is permissible, but not required, for medical marijuana businesses. Vertical integration between Producer, Processor, Wholesaler and Retailer is permissible, but not required, for adult-use marijuana businesses. The law does not impose a limit on the number of licenses and applications are currently being accepted for either medical and adult-use businesses on a rolling basis, with no closing date for the acceptance of licenses. Local governments in local jurisdictions (cities or counties depending on the location) may restrict the number of both medical or adult-use marijuana businesses, impose reasonable time, place and manner restrictions and impose up to an additional three percent (3%) at the retail level.

3.2          Significant Acquisitions and Dispositions

Other than the Issuer’s acquisition of the Oregon Operations, there have been no significant acquisitions or dispositions for which pro forma financial statements would be required under National Instrument 41-101 General Prospectus Requirements if this Listing Statement were a prospectus.

Management believes the acquisition of the Oregon Operations is a “significant acquisition” for the purposes of National Instrument 51-102 Continuous Disclosure Obligations, and a business acquisition report will be required to be filed by August 1, 2018.

3.3          Trends, Commitments, Events or Uncertainties

There are significant risks associated with the business of the Issuer, as described above and in Section 17 – Risk Factors. Readers are strongly encouraged to carefully read all of the risk factors contained in that section.

4.            NARRATIVE DESCRIPTION OF THE BUSINESS

4.1          General

The business of the Subsidiaries became the business of the Issuer following Closing of the Transaction.

Upon Closing of the Transaction the Issuer will have revenue-producing operations in the United States of America, which are focused in the cannabis industry. The Issuer’s business objective over the forthcoming 12 months is to improve and expand operations in Oregon.

4.1(1)© Funds Available, Objectives and Milestones

FORM 2A – LISTING STATEMENT	Page 16

Funds Available

The Issuer raised Cdn$33,500,000 through the sale of its securities pursuant to the Financing that closed on March 26, 2018. As of the most recent month ended May 31, 2018, the Issuer had approximately Cdn$26,567,656 of available cash.

The total budget for capital expenditures in 2018 is Cdn$10,000,000 (excluding acquisitions).

The following table sets out the approximate intended use of funds over the next 12 months and the amounts allocated for each principal purpose:

Use of Funds	Estimated Amount Cdn$
Transaction costs (finders’ fees, audit fees, legal expenses, etc.)	$2,768,000
Estimated General and Administrative for the next 12 months (excluding Management fees)	$1,800,000
Business matters as set out under the heading Eco Firma Farms Oregon Operations herein	$7,000,000
Oregon Dispensaries	$5,000,000
Directors’ and management fees	$800,000
Unallocated working capital	$2,132,000
Future Acquisitions	$14,000,000
TOTAL:	$33,500,000

Significant Events, Milestones and Objectives

The Issuer is still in the development phase of commencing U.S. cannabis-related activities. Its business objectives for the forthcoming 12 month period are as follows:

Relating to the Oregon Operations, the Issuer plans to construct 6 more indoor grow rooms, 3 outdoor greenhouses encompassing 3,600 feet, processing facility, with further expansion and improvements in the drying, mother and cloning rooms, as well as improvements on miscellaneous equipment.

The Issuer anticipates in the first quarter that:

o	greenhouses will be constructed;
o	Processing unit will be built and in full operation; and
o	upgrading of production equipment will be completed.

The Issuer anticipates in the second quarter that indoor expansion will be completed.

Outside of the construction and improvements in Oregon, the Issuer will continue seeking to acquire revenue-producing, cannabis operations that are well established and vertically integrated with operations that are concentrating on high quality cultivation, processing, branding, and wide retail dispensary distribution opportunities in North America.

FORM 2A – LISTING STATEMENT	Page 17

Below is a description of each significant event or milestone that must occur for the Issuer’s business objectives (as set out above) to be accomplished over the next 12 months, as well as the specific time period in which each event is expected to occur and the costs related to each event.

-

In addition to Cdn$33,500,000 received from the Financing, the Issuer will need to acquire equipment for grow operations and processing facility and complete construction and improvements in Oregon, which will take approximately 6 months to complete, with an approximate cost of $12, 000,000;

-	It is anticipated that upon completion of the construction and development outlined above the Issuer, through the Oregon Operations, will produce:

o	6 1/2 crops (harvests) of indoor flower per 12 months
o	2 crops of outdoor grow operations per 12 months

4.1 (2)   Principal Products or Services

The Issuer is still in the development phase of commencing U.S. cannabis-related activities. As such it is not fully-developed and products are not at the commercial production stage. See “Significant Events, Milestones and Objectives” above.

4.1 (3)   Production and Sales

(a)	the actual or proposed method of production of products and if the Issuer provides services, the actual or proposed method of providing services:

The method of production for products offered is through an indoor, pod-based cultivation model that produces the highest quality flower production. Various strains of high quality flower are produced, harvested and trimmed and sold to dispensaries. Outside of flower sold, other products available are “Pachecos”, which are premium hand-rolled, one-gram pre- packaged smokes, which are made from combinations of flower and keif from the selection of more than 48 strains; offered in four strength variations of THC, CBD or a hybrid of both THC and CBD. Pachecos pre-rolls includes a filter and are sold in packs of one, three or five. Other proposed products that will be produced and sold to dispensaries are cannabis concentrates, which is a product procured through an extraction process and can result in an end product containing THC, CBD, or a hybrid of both. Products resulting from this extraction will include; wax, shatter, live resin, keif, honey/hash oil, rosin/non-solvent, has, CO2 oil and tinctures.

(b)

the payment terms, expiration dates and terms of any renewal options of any material leases or mortgages, whether they are in good standing and, if applicable, that the landlord or mortgagee is a Related Person of the Issuer:

The agricultural lease between Covered Marina LLC and Eco Firma Farms LLC is effective as of April 11, 2017 and terminates on November 30, 2025. According to this lease agreement, the base rent for the first four months is US$6,500 per month, which escalates up to US$26,000 per month dependent on gross sales revenues, and includes a breakpoint amount that is increased by 3% annually. There have been no defaults on the lease agreement.

FORM 2A – LISTING STATEMENT	Page 18

(c)	specialized skill and knowledge requirements and the extent that the skill and knowledge are available to the Issuer:

In each area pertaining to current and future operations, the Issuer requires key management positions, i.e., cultivation, processing etc., to have a MINIMUM of 10 years’ experience in that particular specialty, including the necessary licenses to legally work within those fields.

(d)	the sources, pricing and availability of raw materials, component parts or finished products;

Each operation will be its own source for raw materials and finished products (excluding soil/nutrients and packaging).

(e)	the extent to which the business of the segment is cyclical or seasonal:

In general, there is minimal seasonal or cyclical impacts on the Issuer’s operations, as the existing facilities and any plans for expansion provide for or contemplate (as applicable) the ability to grow throughout the year round. Currently harvesting cultivation of cannabis from indoor operations is approximately 6 cycles throughout the year.

(f)

a description of any aspect of the Issuer’s business that may be affected in the 12 months following the date of the Listing Statement by renegotiation or termination of contracts or sub-contracts and the likely effect:

The Issuer will be exploring other opportunities for additional acquisitions, where negotiations to acquire the entity will take place, which will include contracts and may include sub-contracts.

(g)

the financial and operational effects of environmental protection requirements on the capital expenditures, earnings and competitive position of the Issuer in the current financial year and the expected effect, on future years:

The environmental impact is minimal and any expenditures that may be required is nominal and not material.

(h)	the number of employees, as at the most recent financial year end or as an average over that year, whichever is more relevant:

Currently there are 11 full-time employees and during each harvest subcontractors are utilized for trimming.

(i)

a description of any aspect of your company’s business that you reasonably expect to be affected in the current financial year by renegotiation or termination of contracts or sub- contracts, and the likely effect:

Any risks revolve around any changes in the US Federal legislation relating to Cannabis (risks are outlined herein).

FORM 2A – LISTING STATEMENT	Page 19

4.1 (4)   Competitive Conditions

The cannabis industry is rapidly expanding and includes a large number of regulated producers. There is also an increasing demand for cannabis and various jurisdictions are increasing access to cannabis for both medical and recreational purposes. This is a relatively new industry that is tightly controlled by and subject to extensive regulation. Further, the existing regulation is subject to change.

While no major cannabis brand has emerged in the markets that the Issuer intends to operate in, there is an increasing number of entities involved. Through its targeted acquisitions in the state of Oregon and its business model more generally, as well as its leadership team and commitment to high quality competitively priced strains of cannabis and a properly capitalized operation, the Issuer hopes to attain a leadership position in this market.

4.1 (5)   Lending Operations

The Issuer’s business does not currently involve any lending operations.

4.1 (6)   Nature and Results of Bankruptcy or other Proceedings

Neither the Issuer nor any of its subsidiaries are the subject of any current bankruptcy, or receivership or similar proceedings. Further, there have not been any voluntary bankruptcy, receivership or similar proceedings against the Issuer or any of its subsidiaries within the three most recently completed financial years.

4.1 (7)   Nature and Results of Material Restructuring

Other than the Transaction, the Issuer has not been subject to any material restructuring transaction within the three most recently completed financial years, nor is the Issuer proposing any material restructuring transaction for the current financial year.

4.1 (8)   Social or Environmental Policies

The Issuer does not have any social or environmental policies in place, but will continue to assess whether such policies should be adopted in the future.

5.            SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1( a)    Selected Financial Information of the Issuer

The following table provides a brief summary of the Issuer’s financial operations for each of the three most recently completed financial years. Refer to Schedule “B” for complete copies of the Issuer’s audited financial statements for the years ended January 31, 2018, 2017, and 2016.

Selected Information

Description	Year Ended January 31, 2018 (audited)	Year Ended January 31, 2017 (audited)	Year Ended January 31, 2016 (audited)
Revenue	$0	$0	$0
Net income (loss)	($773,612)	($68,613)	($94,982)
Net loss per share (basic and diluted)	($0.15)	($0.03)	($0.05)
Total Assets	$343,641	$64,757	$62,731

FORM 2A – LISTING STATEMENT	Page 20

5.1(b)        Selected Financial Information of Eco Firma Farms Oregon

The following table provides a brief summary of Eco Firma Farms Oregon’s financial operations for each of the last two fiscal years. See Schedule “A” for a complete set of consolidated audited financial statements for the period from January 1, 2017 to December 31, 2017.

Selected Information

Description	Year Ended December 31, 2017 (audited)	Year Ended December 31, 2016 (unaudited)
Revenue	$347,176	$271,599
Net income (loss)	$(1,711,407)	($311,621)
Total Assets	$2,144,460	$874,957

5.1(c)         Quarterly Information

Quarterly financial information from the last 2 fiscal years is set out in the table below.

	Jan.31/18 -$-	Oct.31/17 -$-	July 31/17 -$-	Apr.30/17 -$-
Total assets	343,641	506,177	589,072	64,994
Working Capital (deficiency)	26,770	315,127	407,015	(537,877)
Shareholders’ equity (deficiency)	86,287	374,507	466,228	(478,775)
Revenue	-	-	-	-
Net income (loss)	(292,720)	(421,323)	(44,130)	(15,439)
Net income (loss) per share	(0.06)	(0.07)	(0.01)	(0.01)
	Jan.31/17 -$-	Oct.31/16 -$-	July 31/16 -$-	Apr.30/16 -$-
Total assets	64,757	63,680	64,134	62,961
Working Capital (deficiency)	(522,330)	(505,778)	(487,565)	(468,104)
Shareholders’ equity (deficiency)	(463,336)	(446,896)	(428,794)	(409,444)
Revenue	-	-	-	-
Net income (loss)	(16,440)	(18,102)	(19,350)	(14,721)
Net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

5.3          Dividends

The Issuer and has not paid dividends in the past and it has no present intention of paying dividends. Future dividends, if any, will be determined by the directors on the basis of earnings, financial requirements and other conditions existing at the time.

5.4          Foreign GAAP

The financial statements of the Issuer and its Subsidiaries were prepared in accordance with IFRS.

6.            MANAGEMENT’S DISCUSSION AND ANALYSIS

The Issuer’s annual MD&A for the most recent three fiscal years ended January 31, 2018, 2017 and 2016 are attached to this Listing Statement as Schedule “C”.

FORM 2A – LISTING STATEMENT	Page 21

7.           MARKET FOR SECURITIES

7.1         Listings

Prior to being listed on the CSE, the Common Shares of the Issuer were listed and posted for trading on NEX under the symbol “CXXI.H”. The Issuer has applied to list the Common Shares on the CSE. The CSE has conditionally approved the listing of the Common Shares. Listing is subject to the Issuer fulfilling all of the requirements of the CSE.

8.            CONSOLIDATED CAPITALIZATION

8.1         (a) Consolidated Capitalization – Issuer

The following table sets forth the capitalization of the Issuer as of the date hereof:

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as of April 30, 2018
Common Shares	Unlimited common shares	42,829,695(1)
Stock Options	505,000	505,000
Warrants	765,795	765,795

(1)

This figure represents the total issued and outstanding Common Shares as at the date of this Listing Statement on a non-diluted basis after giving effect to the Financing, including issuance of the Bonus Shares.

9.            OPTIONS TO PURCHASE SECURITIES

On February 23, 2018, the Issuer’s Board of Directors adopted a 10% rolling stock option plan (the “Plan”). A total of 505,000 options outstanding were rolled into the Plan. The Plan provides that, subject to the requirements of the CSE, the aggregate number of Common Shares reserved for issuance pursuant to options granted under the Plan will not exceed 10% of the number of Common Shares of the Issuer that are issued and outstanding from time to time.

The Plan will be administered by the Board, which will have full and final authority with respect to the granting of all options thereunder subject to express provisions of the Plan.

Options may be granted under the Plan to such directors, employees, consultants or management company employees of the Issuer and its subsidiaries as the Board may from time to time designate. The exercise prices shall be determined by the Board, but shall, in no event, be less than the closing market price of the listed security on the CSE on the trading day prior to the earlier of dissemination of a news release disclosing the issuance of the convertible security or the posting of notice of the proposed issuance of the convertible security with the CSE. The Plan complies with Section 2.25 of National Instrument 45-106 Prospectus Exemptions and provides that the number of Common Shares which may be reserved for issuance on a yearly basis to any one related person upon exercise of all stock options held by such individual may not exceed 5% of the issued Common Shares calculated at the time of grant. Moreover, the Issuer cannot issue grants to related persons if in the aggregate their grants would, on a fully diluted basis, exceed 10% of the issued and outstanding Common Shares of the Issuer.

As of the date of this Listing Statement, the Issuer had an aggregate of 505,000 options outstanding prior to the Issuer’s adoption of the Plan, which were subsequently rolled into the Plan, as set out in the table below. These 505,000 options were granted on October 16, 2017, and are exercisable on or before October 15, 2020 at an exercise price of $0.65 per Common Share. The market price of the Issuer’s Common Shares on the day prior to the date of grant was $0.65. The Issuer anticipates granting additional options under the Plan during the 2018 fiscal year.

FORM 2A – LISTING STATEMENT	Page 22

Category of Option Holder	Designation and Number of Securities Under Option	Purchase Price of Securities Under Option (Cdn$)	Other Particulars
(a) all executive officers and past executive officers of the Issuer as a group and all directors and past directors of the Issuer who are also executive officers as a group	165,000 150,000	$0.65 per Common Share $0.65 per Common Share	None
(b) all other employees and past employees of the Issuer as a group	Nil	N/A	None
(c) all consultants of the Issuer as a group	190,000	$0.65 per Common Share	None

10.          DESCRIPTION OF THE SECURITIES

10.1        Description of the Issuer’s Securities

The Issuer is authorized to issue an unlimited number of Common Shares. All of the Common Shares of the Issuer are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding up. No Common Shares of the Issuer have been issued subject to call or assessment.

There are no pre-emptive rights, no conversion or exchange rights, no redemption, retraction, purchase for cancellation or surrender provisions attaching to the Common Shares. Additionally, there are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

As of the date of this Listing Statement and after giving effect to the Transaction and the Financing (including the Bonus Shares but excluding any shares that may be issued in connection with the Transaction if Notes are converted into Common Shares), there are a total of 42,829,695 Common Shares outstanding.

10.2 -10.6        Miscellaneous Securities Provisions

None of the matters set out in sections 10.2 to 10.6 of CSE Form 2A are applicable to the Common Shares.

10.7        Prior Sales

In the 12 months preceding the date of this Listing Statement, the following Common Shares of the Issuer were sold or distributed, and/or are to be sold by the Issuer, in addition to those disclosed in Item 3.1(a) above and pursuant to Closing of the Transaction:

FORM 2A – LISTING STATEMENT	Page 23

Date of Issue	Description	Number of Issuer Shares Sold	Price per Share (Cdn$)	Details of Consideration
May 30, 2017	Common Shares	360,000	$0.25 (deemed)	Debt Settlement
May 30, 2017	Common Shares	3,640,000	$0.25	Private Placement
May 29, 2018	Common Shares	33,500,000(1)	$1.00	Convertible Debentures issued March 26, 2018 in Financing, which were forced to convert into common shares on the date of listing on the CSE
May 29, 2018	Common Shares	3,350,000(1)	$1.00 (deemed)	Bonus shares issued in connection with Financing

(1)	Refer to the heading “Completion of Convertible Debenture Financing for Gross Proceeds of Cdn$33,500,000” commencing on page 11 herein for particulars.

10.8          Stock Exchange Price

Prior to listing on the CSE, the Issuer’s Common Shares were listed and posted for trading on the NEX under the trading symbol “CXXI.H”. The following table shows the high, low and closing prices and average trading volume of the Common Shares on the NEX on a monthly basis for the current quarter and the immediately preceding quarter and on a quarterly basis for the next preceding seven quarters.

Month	High	Low	Close	Average Volume per Day
January 31, 2018 (1)	1.38	1.38	1.38	nil
January 8, 2018 (1)	1.44	0.93	1.38	15,220
December 31, 2017	1.20	0.86	1.20	14,677
November 30, 2017	1.07	0.85	1.05	25,761
October 31, 2017	0.85	0.65	0.85	11,056
September 31, 2017	1,10	0.75	0.85	1,680
August 31, 2017	1.43	0.85	1.00	5,602
July 31, 2017	1.43	1.15	1.15	3,233
June 30, 2017	1.49	1.06	1.20	6,260
May 31, 2017	1.15	0.25	1.15	32,373
Quarter ended April 30, 2017	0.30	0.10	0.20	3,241
Quarter ended January 31, 2017	0.25	0.10	0.20	1,551
Quarter ended October 31, 2016	0.25	0.05	0.25	600

FORM 2A – LISTING STATEMENT	Page 24

Month	High	Low	Close	Average Volume per Day
Quarter ended July 31, 2016	0.20	0.05	0.20	130
Quarter ended April 30, 2016	0.20	0.05	0.10	175
Quarter ended January 31, 2016	0.20	0.05	0.20	1,150
Quarter ended October 31, 2015	0.15	0.05	0.05	1,580
Quarter ended July 31, 2015	0.20	0.05	0.20	134

(1)	Trading halted on January 8, 2018, pending announcement of the Transaction.
(2)	No trading occurred has since January 8, 2018.

The closing price of the Common Shares of the Issuer on NEX on January 8, 2018, being the last trading day before the announcement of the Transaction, was $1.38.

11.          ESCROWED SECURITIES

None of the Issuer’s securities are subject to any escrow requirements.

12.          PRINCIPAL SHAREHOLDERS

There are no shareholders holding 10% or more of the Issuer’s Common Shares.

13.          DIRECTORS AND OFFICERS

13.1 – 13.3, 13-5, 13.11 – Directors and Officers

The following table sets forth the names of all current directors and officers of the Issuer, their municipalities of residence, their current positions with the Issuer, their principal occupations during the past five years and the number and percentage of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date of this Listing Statement:

Name, Municipality of Residence (1), Position(s) with Issuer	Principal Occupation or Employment During the Past Five Years	Director Since	Number (2) and Percentage of Issuer Shares Held (3)
Robert Cheney (4) CEO, President, Director Hong Kong, China	Self-employed investment consultant for Nelson Capital Corporation, a private Hong Kong corporation controlled by Mr. Cheney, since 1995.	Director since August 3, 2017	2,570,000 (5) 6.0%

FORM 2A – LISTING STATEMENT	Page 25

Name, Municipality of Residence (1), Position(s) with Issuer	Principal Occupation or Employment During the Past Five Years	Director Since	Number (2) and Percentage of Issuer Shares Held (3)
Christopher Cherry (4) CFO, Secretary, Director Vancouver, B.C.	Chartered Professional Accountant and Chartered Accountant; self- employed management consultant providing management and accounting consulting services to public companies since 2007.	Director since June 17, 2015	53,500 0.13%
Len Werden (4) Director Maderia Park, B.C	Horticultural cultivation consultant for over 30 years. Licensed producer as a consultant for Seashore Organic Medicine Inc., 2014 to 2015; consultant for Veritas Pharmaceuticals Inc. from 2015 to 2017.	Director since July 25, 2017	165,000 0.39%
Keturah Nathe (4) Director Pitt Meadows, B.C.	Vice-President, Corporate Development for Simco Services Inc., a private B.C. management company since January 2011, and Iconic Minerals Ltd. since January 2012; CEO, President and a director since June 2, 2017 of Anquiro Ventures, Ltd. (TSX-V: AQR.P); director since November 11, 2017 of Arizona Silver Explorations Inc. (TSX-V: AZS).	Director since January 15, 2018	116,000 0.27%

(1)	The information as to municipality of residence and principal occupation, not being within the knowledge of the Issuer, has been furnished by the respective directors and officers individually.

(2)

The information as to shares beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of the Issuer, has been furnished by the respective directors and officers individually.

(3)	On an issued and undiluted basis.

(4)

The terms of each director of the Issuer will expire at the Issuer’s next annual general meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Issuer’s Articles as applicable.

(5)	Of these Common Shares, 2,382,000 are held indirectly through Nelson Capital Corporation, a private corporation controlled by Robert Cheney.

As at the date of this Listing Statement, the directors and officers of the Issuer as a group beneficially own, directly or indirectly, an aggregate of 2,904,500 Common Shares, representing 6.8% of the issued and outstanding Common Shares on a non-diluted basis.

FORM 2A – LISTING STATEMENT	Page 26

Management and Directors

The following are brief biographical descriptions of the members of the Issuer’s management and directors.

Robert Cheney, Chief Executive Officer, President and Director, Age 59

Mr. Cheney obtained a law degree from University of British Columbia in 1982 and a BA from Simon Fraser University in 1979. Mr. Cheney has extensive experience as an entrepreneur forming and leading new ventures globally. Through his career, Mr. Cheney acted for several prominent emerging companies in mining, technology and films, as well as global investment firms, such as Charterhouse. Since 1995, Mr. Cheney has focused as an investor and venture capitalist. Mr. Cheney, as an employee of the Issuer, intends to devote 100% of his time to the Issuer. Mr. Cheney has entered into a non-competition and/or non-disclosure agreement with the Issuer.

Christopher Cherry, Chief Financial Officer, Secretary and Director, Age 39

Mr. Cherry has over 14 years of corporate accounting and audit experience. He has extensive corporate experience and has held senior-level positions for several public mining companies, including as a director, CFO and/or secretary. Mr. Cherry has been a chartered accountant since February 2009, and a certified general accountant since 2004. In his former experience as an auditor, he held positions with KPMG and Davidson and Company LLP in Vancouver, where he gained experience as an auditor for junior public companies and as an initial public offering specialist. Mr. Cherry, as an independent consultant of the Issuer, intends to devote 30% of his time to the Issuer. Mr. Cherry has not entered into a non-competition or non-disclosure agreement with the Issuer.

Len Werden, Director, Age 69

Mr. Werden is an experienced horticultural cultivation expert with over 35 years of experience in British Columbia and internationally. He advises on grow practices, facilities construction and design, lighting systems selection and installation, irrigation systems and practices, temperature and humidity control and genetic strain selection. Mr. Werden has developed and supervised large-scale grow operations with state of the art technology, and has an intimate understanding of indoor and outdoor grow practices. Mr. Werden, as an employee of the Issuer, intends to devote 100% of his time to the Issuer. Mr. Werden has entered into a non-competition and/or non-disclosure agreement with the Issuer.

Keturah Nathe, Director, Age 39

Ms. Nathe has over 11 years’ experience with various public and private companies in industries involving mineral exploration and development, oil and gas, technology and agriculture. Ms. Nathe currently is acting as Vice President of Corporate Development for Simco Services Inc. a private B.C. management company, and Iconic Minerals Ltd. (TSX-V: ICM). Ms. Nathe is also, CEO, President and a director of Anquiro Ventures Ltd. (TSX-V: AQR.P), and a director of Arizona Silver Explorations Inc. (TSX-V: AZS). Ms. Nathe, as an independent consultant of the Issuer, intends to devote 80% of her time to the Issuer. Ms. Nathe has entered into a non-competition and/or non-disclosure agreement with the Issuer.

FORM 2A – LISTING STATEMENT	Page 27

Members of management of the Issuer hold directorships in other reporting issuers as set out below:

Name	Name and Jurisdiction or Reporting Issuer	Position
Christopher Cherry	Anquiro Ventures Ltd. (TSX-V)
Columbus Energy Limited (TSX-V)
Clydesdale Resources Inc. (TSX-V)
Doubleview Capital Corp. (TSX -V)
Block One Capital Inc. (TSX-V)
Gold Port Resources Ltd. (TSX-V)
Graphite Energy Corp. (CSE)
Harvest Gold Corporation (TSX-V)
Mexivada Mining Corp.
NRG Metals Inc. (TSX-V)

PUF Ventures Inc. (CSE)
Petrichor Energy Inc. (TSX-V)
Shoshoni Gold Ltd. (TSX-V)
Subscribe Technologies Inc. (CSE)
Director since June 12/17
CFO since Oct./16
Director since Oct./16
CFO since July/17
CFO and Director since April/16
CFO and Director since Nov./16
Director since April 4, 2018
CFO and Director since Oct./14
CFO since Sept./09
CFO Sept./10 – Apr./13 and again
Nov./14 to present
CFO and Director since Jan./16
Director since May/17
CFO since July/16
CFO since Dec./16

Keturah Nathe	Arizona Silver Explorations Inc. (TSX-V) Anquiro Ventures Ltd. (TSX-V)	Director since Nov.11/17 CEO, President and Director since June 12/17

13.4        Board Committees of the Issuer

The Issuer has established an audit committee consisting of Robert Cheney, Len Werden and Keturah Nathe.

Other committees of the Board of Directors may be instituted as the Issuer deems necessary or advisable.

13.6        Corporate Cease Trade Orders or Bankruptcies

Except as set out below, to the knowledge of the Issuer, no director or officer of the Issuer, or any shareholder anticipated to hold a sufficient amount of securities of the Issuer to materially affect control of the Issuer, or a personal holding company of any such persons has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, or within a period of one (1) year thereafter, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person, other than:

(a)	Christopher Cherry, who:

a.

is the CFO of Mexivada Mining Corp. (“Mexivada”). On October 29, 2010, at the request of management, the British Columbia Securities Commission issued a cease trade order against the Insiders of Mexivada for not filing comparative financial statements for its financial year ended June 30, 2010 and the related Managements’ Discussion and Analysis for the same period. The cease trade order was rescinded on November 30, 2010. On October 31, 2011, at the request of management the British Columbia Securities Commission issued a cease trade order against the Insiders of Mexivada for not filing comparative financial statements for its financial year ended June 30, 2011 and the related Managements’ Discussion and Analysis for the same period. The cease trade order was rescinded on November 24, 20 811. On October 31, 2012, at the request of management, the British Columbia Securities Commission issued a cease trade order against the insiders of Mexivada for not filing comparative financial statement for its financial year ended June 30, 2012 and the related Management’s Discussion and Analysis for the same period. The cease trade order is still in effect;

FORM 2A – LISTING STATEMENT	Page 28

b.

was formerly CFO and a director of Wolfeye Resource Corp. (“Wolfeye ”) from 2010 to 2014. On August 7, 2013, the British Columbia Securities Commission and the Alberta Securities Commission issued a cease trade order against Wolfeye, its directors, officers and insiders for failure of Wolfeye to file its audited financial statements and management’s discussion & analysis and related certifications for the year ended March 31, 2013. On August 8, 2013, trading in Wolfeye’s common shares was suspended by the TSXV for failure to file the required financial materials. Wolfeye filed the required financial materials with the British Columbia Securities Commission and the Alberta Securities Commission and the cease trade order was lifted by the Commissions on September 26, 2013. Wolfeye applied to the TSXV to lift the trading suspension and, after satisfying all of the conditions of the TSXV, the suspension was lifted and trading in Wolfeye’s common shares recommenced on October 30, 2013;

c.

was a former director and officer of 1040426 BC Ltd., 1040433 BC Ltd., 1040440 BC Ltd., 1040442 BC Ltd. and Genix Pharmaceutical Corp., companies that are reporting issuers in the provinces of British Columbia and Alberta. On December 2, 2016, the British Columbia Securities Commission issued a cease trade order against these companies, their directors, officers and insiders for failure to file audited financial statements and management’s discussion & analysis and related certifications for the year ended July 31, 2016. The British Columbia Securities Commission also issued deficiency notices to each of 1040440 BC Ltd. and Genix Pharmaceutical Corp. for failure to file first quarter financial statements and management’s discussion & analysis for the period ended October 31, 2016. On May 23, 2017, the British Columbia Securities Commission issued revocation orders for each of 1040426 BC Ltd., 1040433 BC Ltd. and 1040442 BC Ltd. and the cease trade orders were lifted. The cease trade order remains in effect for 1040440 BC Ltd. and Genix Pharmaceutical Corp.; and

d.

was CFO and/or a director of WellStar Energy Corp. (“WellStar”) from February 2015 to May 2017. On March 24, 2017, the Court of Queen’s Bench of Alberta granted an application of the WellStar lenders to appoint Grant Thornton Limited (the “Receiver”) as receiver and manager over the assets, undertakings and property of WellStar and its wholly owned subsidiary Nexxtep Resources Ltd. (“Nexxtep”). The Receiver is charged with managing the day to day affairs of WellStar and Nexxtep during the period of its appointment. Mr. Cherry resigned as CFO effective March 24, 2017 and as a director in May 2017. Mr. Cherry has indicated he is not privy to any update on proceedings, and to the best of his knowledge, WellStar is still in the receivership with Grant Thornton subject to an asset sale of oil and gas assets;

FORM 2A – LISTING STATEMENT	Page 29

13.7 – 13.8 Penalties or Sanctions

No director or officer of the Issuer, or any shareholder anticipated to hold a sufficient amount of securities of the Issuer to materially affect control of the Issuer, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

13.9        Personal Bankruptcies

No director or officer of the Issuer, or any shareholder anticipated to hold a sufficient amount of securities of the Issuer to materially affect control of the Issuer, or a personal holding company of any such persons, has, within the 10 years preceding the date of this Listing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

13.10      Conflicts of Interest

To the best of knowledge of the Issuer, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Issuer and a director or officer of the Issuer except that certain of the directors and officers of the Issuer serve as directors, officers and promoters of other companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Issuer and their duties as a director, officer or promoter of such other companies.

The directors and officers of the Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors’ and officers’ conflict of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable law and they will govern themselves in respect thereof to the best of their ability in accordance with the obligation imposed upon them by law.

14.          CAPITALIZATION

14.1        Issued Capital

Each of the tables in this section 14 pertains to the Issuer’s securities only.

As of the date of this Listing Statement, the Issuer has the following issued and outstanding securities as set out in the table below:

Issued Capital	Number of	Number of
	Securities	Securities	% of Issued	% of Issued
	(non-diluted)	(fully-diluted)	(non-diluted)	(fully diluted)
Public Float

Total Outstanding (1)	42,829,695	44,100,490	100%	100%

Held by Related Persons (2)	10,056,000	10,561,500	23.51%	23.95%

Total Public Float (1- 2)	32,773,695	33,538,990	76.52%	76.05%

FORM 2A – LISTING STATEMENT	Page 30

Freely-Tradable Float
Number of outstanding securities subject to resale restrictions (3)	27,277,500	28,043,295	63.68%	63.58%

	5,496,195	5,495,695	12.83%	12.46%

Total Tradable Float (1-3)

(1)	Fully-diluted columns include 505,000 incentive stock options and brokers warrants exercisable into 765,795 Common Shares, all subject to adjustment in accordance with their respective terms.

(2)

Related Persons or employees of the Issuer or Related Person of the Issuer, or by persons or companies who beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer (or who would beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer upon exercise or conversion of other securities held). See below.

(3)

Includes restrictions including mandatory hold periods on conversion of convertible securities, restrictions imposed by pooling or other arrangements or in a shareholder agreement and securities held by control block holders.

The following securities are held by Related Persons:

Name of Related Person	Shares	Options	Warrants
Robert Cheney	2,570,000(1)	125,000	Nil
Christopher Cherry	53,500	40,000	Nil
Len Werden	165,000	100,000	Nil
Keturah Nathe	116,000	50,000	Nil
VP Bank AG	2,752,000	Nil	Nil
Wellchamp Fund Limited	2,200,000	Nil	Nil
Horley Investments Ltd.	2,200,000	Nil	Nil
TOTAL:	10,056,500

(1)	Of these shares, 2,382,000 are held indirectly through Nelson Capital Corporation, a private company wholly owned by Robert Cheney.

Public Security holders (Registered)

Size of Holding	Number of Holders	Total number of Securities
1 – 99 securities	85	2,247
100 – 499 securities	24	4,855
500 – 999 securities	13	8,220
1,000 – 1,999 securities	14	16,133
2,000 – 2,999 securities	5	11,750
3,000 – 3,999 securities	4	14,190
4,000 – 4,999 securities	Nil	Nil
5,000 or more securities	107	42,772,300
Total:	252	42,929695

Public Security holders (Beneficial)

Size of Holding	Number of Holders	Total number of Securities
1 – 99 securities	160	5,741
100 – 499 securities	164	33,848
500 – 999 securities	42	27,693
1,000 – 1,999 securities	41	54,822
2,000 – 2,999 securities	24	55,358

FORM 2A – LISTING STATEMENT	Page 31

Size of Holding	Number of Holders	Total number of Securities
3,000 – 3,999 securities	18	59,527
4,000 – 4,999 securities	6	26,104
5,000 or more securities	312	42,566,602
Total:	767	42,829,695

Non-Public Security holders (Registered)

Size of Holding	Number of Holders	Total number of Securities
1 – 99 securities	Nil	Nil
100 – 499 securities	Nil	Nil
500 – 999 securities	Nil	Nil
1,000 – 1,999 securities	Nil	Nil
2,000 – 2,999 securities	Nil	Nil
3,000 – 3,999 securities	Nil	Nil
4,000 – 4,999 securities	Nil	Nil
5,000 or more securities	4	3,219,500
Total:	4	3,219,500

14.2        Convertible Securities

The Issuer has the following convertible securities outstanding:

Description of Security	Number of Convertible / Exchangeable Securities Outstanding	Number of Common Shares Issuable on Conversion / Exercise
Stock options granted to employees, directors, and consultants of the Issuer exercisable at $0.65 on or before October 15, 2020	505,000	505,000 Common Shares
Broker Warrants issued in connection with Financing, exercisable at $1.00 per share on before March 25, 2019	765,795	765,795 Common Shares

14.3        Other Securities Reserved for Issuance

Other than the foregoing or as disclosed elsewhere in this Listing Statement, there are no other securities of the Issuer reserved for issuance.

15.          EXECUTIVE COMPENSATION

15.1        Compensation of Executive Officers

The compensation for each of the Issuer’s most highly compensated executive officers, in addition to the Chief Executive Officer and Chief Financial Officer (each a “NEO” and collectively the “NEOs”) for the last 3 years is set out in the table below. Unless otherwise indicated, compensation for the NEO’s is expected to remain unchanged following Closing of the Transaction.

FORM 2A – LISTING STATEMENT	Page 32

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Robert Cheney(1) CEO and President	2018	Nil	Nil	81,093	Nil	Nil	Nil	Nil	Nil
Jurgen Wolf(1) former CEO and President	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Christopher Cherry, CFO and Secretary	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	25,950 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	6,000 6,000 6,000	6,000 6,000 6,000

25.	Jurgen Wolf resigned as President, CEO and a Director, effective October 13, 2017, and Robert Cheney was appointed in his place as President and CEO.

15.2        Compensation of Directors

No salary or other remuneration has been paid to any current director of the Issuer. Following Listing, no directors will receive cash remuneration. However, reasonable out-of-pocket expenses to attend meetings of the Board of Directors, meetings of committees of the Board of Directors, or meetings of shareholders of the Issuer may be reimbursed. Non-executive directors were issued an aggregate of 150,000 stock options on October 16, 2017 (100,000 to Len Werden and 50,000 to Keturah Nathe), exercisable at $0.65 per share on or before October 15, 2020, in accordance with the terms of the Plan (as described above) and the policies of the CSE.

The Issuer is in the process of obtaining customary liability insurance for the benefit of its directors and officers.

16.          INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Issuer or person who acted in such capacity in the last financial year of the Issuer, or any other individual who at any time during the most recently completed financial year of the Issuer was a director of the Issuer or any associate of the Issuer, is indebted to the Issuer, nor is any indebtedness of any such person to any entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Issuer.

17.          RISK FACTORS

17.1        Description of Risk Factors

The following are certain risk factors relating to the business carried on by the Issuer which prospective investors should carefully consider before deciding whether to purchase Common Shares. The Issuer will face a number of challenges in the development of its business. Due to the nature of the Issuer’s business and present stage of the business, the Issuer may be subject to significant risks. Readers should carefully consider all such risks, including those set out in the discussion below. The following is a description of the principal risk factors affecting the Issuer:

FORM 2A – LISTING STATEMENT	Page 33

Operational Risks

The Issuer will be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws or regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Issuer’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Issuer’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Issuer’s future cash flows, earnings and financial condition. The Issuer may also be subject to or affected by liability or sustain loss for certain risks and hazards against which the Issuer cannot insure or which the Issuer may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Issuer’s future cash flow, earnings, results of operations and financial condition.

U.S. Federal Regulation

The Issuer is currently aware of 29 states of the United States plus the District of Columbia, Puerto Rico and Guam that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Conversely, under the Controlled Substance Act (the “CSA”), the policies and regulations of the Federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. Unless and until Congress amends the CSA with respect to medical marijuana, as to the timing or scope of any such potential amendments there can be no assurance, there is a risk that federal authorities may enforce current federal law, and the Issuer may be deemed to be producing, cultivating or dispensing marijuana in violation of federal law or the Issuer may be deemed to be facilitating the selling or distribution of drug paraphernalia in violation of federal law with respect to our current or proposed business operations. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect the Issuer’s future cash flows, earnings, results of operations and financial condition. The risk of strict enforcement of the CSA in light of Congressional activity, judicial holdings and stated federal policy remains uncertain.

Variation in Regulation

Individual state laws do not always conform to the federal standard or to other state’s laws. A number of states have decriminalized marijuana to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalized or created medical marijuana exemptions. Several states have legalized the recreational use of cannabis. Variations exist among states that have legalized, decriminalized or created medical marijuana exemptions. For example, Alaska and Colorado have limits on the number of marijuana plants that can be home grown. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of medical marijuana needing care or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of marijuana may indirectly and adversely affect the Issuer’s future cash flows, earnings, results of operations and financial condition.

Marijuana remains illegal under United States federal law

Marijuana is categorized as a Schedule II controlled substance under the United States Controlled Substances Act (the “CSA”) and, as such, is illegal under U.S. federal law. Under United States federal law, a Schedule II drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision.

FORM 2A – LISTING STATEMENT	Page 34

As such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis remains illegal under United States federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of U.S. federal law.

Although the Issuer’s activities are compliance with applicable United States state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Issuer of liability under United States federal law, nor may it provide a defence to any federal proceeding which may be brought against the Issuer. Any such proceedings brought against the Issuer may adversely affect the Issuer’s operations and financial performance.

There is uncertainty surrounding the Trump administration and Attorney General Jeff Sessions and their influence and policies in opposition to the cannabis industry as a whole

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authorized the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offences. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

However, on January 4, 2018, Jeff Sessions, the current United States Attorney General, issued the Sessions Memorandum to all United States district attorneys, which rescinded the Cole Memorandum in its entirety. The Sessions Memorandum provided that in deciding which marijuana activities to prosecute under United States federal laws, prosecutors should follow the same principles that govern all federal prosecutions. Since the release of the Sessions Memorandum, the basis for interpreting how to treat state legalized cannabis is uncertain, the risk of how each state will treat the prosecution of cannabis-related activities may vary based on the district attorney for the applicable state. Further, even if a state in which the Issuer operates or holds assets permits cannabis-related activities, the United States district attorney can determine that such activities are in contravention of United States federal law and initiate prosecution against the Issuer.

There is no certainty as to how the Department of Justice, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurance that the Trump administration would not change the current enforcement policy and decide to strongly enforce federal laws. The Issuer regulatory monitors ongoing developments in this regard.

Violations of any laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Issuer, including its reputation and activity to conduct business, its holding (directly or indirectly) of cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, its operating results, and profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Issuer to estimate the time or resources that would be needed for the investigation of any such matters or the final resolution of such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

FORM 2A – LISTING STATEMENT	Page 35

As a company listed on the CSE, the Issuer will be able to access the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its United States holdings that operate in the cannabis industry. There is no assurance that the Issuer will be successful, in whole or in part, in raising funds, particularly if the United States federal authorities change their position toward enforcing the CSA. Further, access to funding from residents of the United States may be limited due to their unwillingness to be associated with activities that violate United States federal laws.

Change of Cannabis Laws

Local, state and federal medical marijuana laws and regulations in the United States are broad in scope and subject to evolving interpretations, which could require the Issuer to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Issuer’s business plan and result in a material adverse effect on certain aspects of the Issuer’s planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Issuer’s marijuana business. The Issuer cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what affect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Issuer’s business.

Risks specifically related to the United States regulatory system

The Issuer’s investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks. The Issuer’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Issuer’s investments and, therefore, on the Issuer’s prospective returns.

Further, the Issuer may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on the Issuer’s financial statements could also occur for the period in which the effect of an unfavourable outcome becomes probable and reasonably estimable.

The industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Issuer’s investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Issuer’s earnings on investments and could make future capital investments or the Issuer’s investments’ operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants in the industry such as the Issuer and which cannot be readily predicted.

FORM 2A – LISTING STATEMENT	Page 36

The Issuer’s investments in the United States are subject to applicable anti-money laundering laws and regulations

The Issuer is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial record keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

The Issuer’s investments and any proceeds thereof may be considered proceeds of crime since cannabis remains illegal federally in the United States. This restricts the ability of the Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Issuer has no current intention to declare or pay dividends on its shares in the foreseeable future, the Issuer may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Issuer may have difficulty accessing the services of banks and processing credit card payments in the future, which may make it difficult to operate

In February 2014, the Financial Crimes Enforcement Network of the U.S. Department of the Treasury issued a memorandum providing guidance (which is not law) to banks seeking to provide services to cannabis-related businesses (the “FinCEN Memo”), including burdensome due diligence expectations and reporting requirements. The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. However, it appears that most banks and other financial institutions do not feel comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which could be revoked at any time by the Trump administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Issuer may have limited or no access to banking or other financial services in the U.S., and may have to operate the Issuer’s U.S. business on a cash-only basis. The inability or any limitations on the Issuer’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for the Issuer to operate and conduct its business as planned.

The Issuer’s investments in the United States may be subject to heightened scrutiny

The Issuer’s existing interests in the United States cannabis market, and any future interests, may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies or other authorities in Canada. As a result, the Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Issuer’s ability to invest in the United States or any other jurisdiction.

Given the heightened risk profile associated with cannabis in the United States, it was previously reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the United States. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

FORM 2A – LISTING STATEMENT	Page 37

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (the “TMX MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of Common Shares through the facilities of a stock exchange.

Public perception of the Issuer’s industry

Public opinion may result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limited the number of new state jurisdictions into which the Issuer could expand. Any limits on future expansion may have a material adverse effect on the Issuer’s business, financial condition and results of operations.

State and local laws and regulations may heavily regulate brands and forms of cannabis products and there is no guarantee that the Issuer’s proposed brands and products will be approved for sale and distribution on any state

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance notice of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While the Issuer intends to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such products will be approved to the extent necessary. If the products are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise.

Security Risks

The business premises of the Issuer are a target for theft. While the Issuer has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Issuer fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment could have a material adverse impact on the business, financial condition and results of operation of the Issuer.

FORM 2A – LISTING STATEMENT	Page 38

As the Issuer’s business involves the movement and transfer of cash which is collected from third parties or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Issuer has engaged a security firm to provide armed guards and security in the transport and movement of large amounts of cash. Sales representatives sometimes transport cash and/or products and each sales representative has a panic button in their vehicle and, if requested, may be escorted by armed guards. While the Issuer has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft or product or cash.

Operation Permits and Authorizations

The Issuer may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate its medical marijuana business. In addition, the Issuer may not be able to comply fully with the wide variety of laws and regulations applicable to the medical marijuana industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on the Issuer’s ability to operate the medical marijuana business, which could have a material adverse effect on the Issuer’s business. Further, should any state in which the Issuer considers a license important not grant, extend or renew such license or should it renew such license on different terms or decide to grant more than the anticipated number of licenses, the business, financial condition and results of operations of the Issuer could be materially adversely affected.

Liability, Enforcement, Complaints, etc.

The Issuer’s participation in the medical marijuana industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Issuer. Litigation, complaints and enforcement actions involving the Issuer could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Issuer’s future cash flows, earnings, results of operations and financial condition.

Banking

Since the use of marijuana is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. The inability to open bank accounts may make it difficult to operate the Issuer’s medical marijuana business. Currently in the state of Oregon, Credit Union banks are being used for all banking needs.

Resale of Shares

There can be no assurance that the publicly-traded stock price of the Issuer will be high enough to create a positive return for investors. Further, there can be no assurance that the stock of the Issuer will be sufficiently liquid so as to permit investors to sell their position in the Issuer without adversely affecting the stock price. In such event, the probability of resale of the Issuer’s shares would be diminished.

As well, the continued operations of the Issuer will be dependent upon its ability to procure additional financing in the short term and to generate operating revenues in the longer term. There can be no assurance that any such financing can be obtained or that revenues can be generated. If the Issuer is unable to obtain such additional financing or generate such revenues, investors may be unable to sell their shares in the Issuer and any investment in the Issuer may be lost.

FORM 2A – LISTING STATEMENT	Page 39

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the shares of the Issuer will be subject to market trends generally, notwithstanding any potential success of the Issuer in creating revenues, cash flows or earnings. The value of the Issuer’s shares will be affected by such volatility. An active public market for the Issuer’s shares might not develop or be sustained after the completion of the Listing. If an active public market for the Issuer’s shares does not develop, the liquidity of a shareholder’s investment may be limited and the share price may decline.

The Issuer’s limited operating history makes evaluating its business and prospects difficult

The Issuer has a limited operating history on which to base an evaluation of its business, financial performance and prospects. As such, the Issuer’s business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. As the Issuer is in an early stage and is introducing new products, the Issuer’s revenues may be materially affected by the decisions, including timing decisions, of a relatively consolidated customer base. The Issuer has had limited experience in addressing the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving industries such as the medical marijuana industry. There can be no assurance that the Issuer will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the Issuer’s business, prospects, financial condition and results of operations.

Need for funds

In the short term the continued operation of the Issuer may be dependent upon its ability to procure additional financing. The Issuer must obtain such financing through a combination of equity and debt financing and there can be no assurance that the Issuer can raise the required capital it needs to build and expand its current grow and extraction facilities, nor that the capital markets will fund the business of the Issuer. Without this additional financing, the Issuer may be unable to achieve positive cash flow and earnings as quickly as anticipated. There can be no certainty that the Issuer can obtain these funds, in which case any investment in the Issuer may be lost.

The raising of equity funding would also result in dilution of the equity of the Issuer’s shareholders.

Dividends

The Issuer has not paid dividends to shareholders in the past, and does not anticipate paying dividends in the foreseeable future. The Issuer expects to retain its earnings to finance growth, and were appropriate, to pay down debt.

The Issuer may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to the Issuer, could subject the Issuer to significant liabilities and other costs

FORM 2A – LISTING STATEMENT	Page 40

The Issuer’s success may likely depend on its ability to use and develop new extraction technologies, recipes, know-how and new strains of marijuana without infringing the intellectual property rights of third parties. The Issuer cannot assure that third parties will not assert intellectual property claims against it. The Issuer is subject to additional risks if entities licensing to its intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Issuer, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Issuer may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Issuer to injunctions prohibiting the development and operation of its applications.

The Issuer may need to incur significant expenses to enforce its proprietary rights, and if the Issuer is unable to protect such rights, its competitive position could be harmed

The Issuer regards proprietary methods and processes, domain names, trade names, trade secrets, recipes and other intellectual property as critical to its success. The Issuer’s ability to protect its proprietary rights is critical for the success of its business and its overall financial performance. The Issuer has taken certain measures to protect its intellectual property rights. However, the Issuer cannot assure that such measures will be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary information and intellectual property is difficult and expensive. Any steps the Issuer has taken to prevent misappropriation of its proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in the medical marijuana industry is uncertain and still evolving. In particular, the laws and enforcement procedures in some developing countries are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in Canada, the United States and other developed countries.

The Issuer is dependent upon existing management, its key research and development personnel and its growing extraction personnel, and its business may be severely disrupted if it loses their service

The Issuer’s future success depends substantially on the continued services of its executive officers, its key research and development personnel and its key grow and extraction personnel. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Issuer might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Issuer may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away.

Available Talent Pool

As the Issuer grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent in the areas of medical marijuana research and development, growing marijuana and extraction is difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Issuer. Without adequate personnel and expertise, the growth of the Issuer’s business may suffer.

Unforeseen Competition

There can be no assurance that significant competition will not enter the marketplace and offer some number of similar products and services or take a similar approach. An increase in the companies competing in this industry could limit the ability of the Issuer to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Issuer cannot provide assurances that it will be able to compete successfully against current and future competitors. Such competition could have a material adverse effect on the growth potential of the Issuer’s business by effectively dividing the existing market for its products. In addition, despite Canadian federal and U.S. state-level legislation of marijuana, illicit or “black market” operations remain abundant and present substantial competition to the Issuer. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Issuer must comply with to conduct business and, accordingly, may have significantly lower costs of operations.

FORM 2A – LISTING STATEMENT	Page 41

Potential future acquisitions and/or strategic alliances may have an adverse effect on the Issuer’s ability to manage its business

The Issuer may acquire technologies, businesses or assets that are complementary to its business and/or strategic alliances in order to leverage its position in the marijuana medical, retail, extraction and distribution market. Future acquisitions or strategic alliances would expose the Issuer to potential risks, including risks associated with the integration of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from its existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions or strategic alliances. Any difficulties encountered in the acquisition and strategic alliance process may have an adverse effect on the Issuer’s ability to manage its business.

No Assurance of Profitability

The Issuer cannot give assurances that it will not incur net losses in the future. The limited operating history makes it difficult to predict future operating results. The Issuer is subject to the risks inherent in the operation of a new business enterprise in an emerging and uncertain business sector, and there can be no assurance that the Issuer will be able to successfully address these risks.

Management of Growth

The Issuer may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Issuer’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

General Economic Trends

The worldwide economic slowdown and tightening of credit in the financial markets may impact the business of the Issuer’s customers, which could have an adverse effect on the Issuer’s business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States or and states within the United States could adversely affect the Issuer’s business, financial condition, or results of operations.

Asset Location and Legal Proceedings

Substantially all of the Issuer’s assets are located outside of Canada, and certain of? Its directors are resident outside of Canada, and their assets are outside of Canada. Serving process on those directors may prove to be difficult or excessively time consuming. Additionally, it may be difficult to enforce a judgment obtained in Canada against the Issuer, its subsidiaries and any directors and officers residing outside of Canada.

FORM 2A – LISTING STATEMENT	Page 42

Market Acceptance

The Issuer’s ability to gain and increase market acceptance of its marijuana products depends on its ability to educate the public, physicians and other healthcare professionals on the benefits of medical marijuana products. It also requires the Issuer to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful and their failure may have an adverse effect on the Issuer’s operations.

Risks Associated with Acquisitions

As part of the Issuer’s overall business strategy, the Issuer may pursue select strategic acquisitions after completion of the Listing, which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Issuer’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisition; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new business. In addition, any proposed acquisitions may be subject to regulatory approval.

Electronic Communication Security Risks

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Anyone who is able to circumvent the Issuer’s security measures could misappropriate proprietary information or cause interruptions in its operations. The Issuer may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

Insurance Coverage

The Issuer will require insurance coverage for a number of risks, including business interruption, environmental matters and contamination, personal injury and property damage. Although the Issuer believes that the events and amounts of liability covered by its insurance policies will be reasonable, taking into account the risks relevant to its business, and the fact that agreements with users contain limitations of liability, there can be no assurance that such coverage will be available or sufficient to cover claims to which the Issuer may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, the Issuer’s financial resources, results of operations and prospects could be adversely affected. Further, because the Issuer is engaged in the cannabis industry, there may be additional difficulties and complexities associated with such insurance coverage that could cause the Issuer to suffer uninsured losses, which could adversely impact the Issuer’s business, results of operations and profitability.

FORM 2A – LISTING STATEMENT	Page 43

Tax Risk

The provisions of Internal Revenue Code section 280E are being applied by the Internal Revenue Service (“IRS”) to businesses operating in the medical, retail, extraction and distribution marijuana industry. Section 280E provides:

No deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.

Even though several states have medical and retail marijuana laws, the IRS is applying section 280E to deny business deductions. Businesses operating legally under state law argue that section 280E should not be applied because Congress did not intend the law to apply to businesses that are legal under state law. The IRS asserts that it was the intent of Congress to apply the provision to anyone “trafficking” in a controlled substance, as defined under Federal law (as stated in the text of the statute). This, section 280E is at the center of the conflict between Federal and state laws with respect to medical and retail marijuana which applies to the business conducted by the Issuer.

Currency Fluctuations

Due to the Issuer’s present operations in the United States, and its intention to continue future operations outside Canada, the Issuer is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. All or substantially all of the Issuer’s revenue will be earned in U.S. dollars, but operating expenses are incurred in both in U.S. and Canadian dollars. The Issuer does not have currency hedging arrangements in place, and there is no expectation that the Issuer will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar may have a material adverse effect on the Issuer’s business, financial condition and operating results. The Issuer may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Issuer develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

18.          PROMOTERS

There are no persons or companies that have, or that would have been within the two years immediately preceding the date of this Listing Statement, a promoter of the Issuer or of a subsidiary of the Issuer.

19.          LEGAL PROCEEDINGS

19.1        Legal Proceedings

As of the date of this Listing Statement, there are no legal proceedings material to the Issuer to which the Issuer is a party or of which any of their respective property is the subject matter.

19.2        Regulatory Actions

As of the date of this Listing Statement, neither the Issuer, its Subsidiaries or any of their respective subsidiaries has been subject to penalties or sanctions imposed by any court or regulatory authority relating to securities legislation or by a securities regulatory authority, nor has any party entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Issuer’s securities or would be likely to be considered important to a reasonable investor making an investment decision.

FORM 2A – LISTING STATEMENT	Page 44

20.          INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No material conflict of interest, either direct or indirect, is currently known to exist with respect to any proposed transaction, or any transaction consummated over the three years before the date of this Listing Statement, that has affected or will materially affect the Issuer.

Conflicts of interest may arise as a result of the directors and officers of the Issuer also holding positions as directors or officers of other companies. Some of those individuals have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Issuer will be in direct competition with the Issuer.

The directors and officers of the Issuer area ware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest, and the Issuer will rely upon such laws in respect of any directors’ and officers’ conflict of interest or in any respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia), as applicable, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligation imposed upon them by law.

21.          AUDITORS, TRANSFER AGENTS AND REGISTRARS

21.1        Auditors

The auditors of the Issuer and for the Subsidiaries are Davidson and Company LLP, Chartered Accountants, Suite 1900, 609 Granville Street, Vancouver, B.C., V7Y 1G6.

21.2        Transfer Agent and Registrar

The registrar and transfer agent of the Issuer is Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, B.C., V6C 2B9.

22.          MATERIAL CONTRACTS

22.1        Material Contracts of the Issuer

The Issuer has not entered into any material contracts within the two years before the date of this Listing Statement, other than contracts entered into in the ordinary course of business, except as follows:

25.	Stock Option Plan adopted February 23, 2018;

25.

Share Purchase Agreement dated January 19, 2018 among the Issuer, Proudest Monkey Holdings, LLC, Jesse Peters, Kate Guptill Cecil Dean, Kevin Dean, and Covered Marina LLC regarding the Oregon Operations;

FORM 2A – LISTING STATEMENT	Page 45

25.	©Lease Agreement dated April 11, 2017 between Covered Marina LLC and Eco Firma Farms LLC;

25.	Services Agreement dated February 1, 2018 between the Issuer and Simco Services Inc.

The material contracts described above may be inspected without charge at the offices of the Issuer located at Suite 303, 595 Howe Street, Vancouver, B.C. V6C 2T5 during ordinary business hours until the date of the completion of the Listing and for a period of 30 days thereafter.

23.         INTEREST OF EXPERTS

23.1       Interest of Experts – Issuer and Subsidiaries

The auditors of the Issuer, Davidson and Company LLP, Chartered Accountants, have audited the annual financial statements of the Issuer for the years ended January 31, 2015, 2016 and 2017. As of the date of this Listing Statement, Davidson and Company LLP did not own or have any registered or beneficial interests, director or indirect, in any securities or the property of the Issuer.

The auditors of the Subsidiaries, Davidson and Company LLP, have audited the financial statements of the Subsidiaries for the period from incorporation on January 1, 2107, to December 31, 2017 and are independent within the meaning of the Chartered Professional Accountants Handbook of Ontario. As of the date of this Listing Statement, Davidson and Company LLP did not own or have any registered or beneficial interests, director or indirect, in any securities or the property of the Issuer.

24.          OTHER MATERIAL FACTS

Other than as set out elsewhere in this Listing Statement, there are no other material facts about the Issuer and its securities which are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Issuer and its securities.

25.          FINANCIAL STATEMENTS

25(a)      Financial Statements – Subsidiaries

Schedule “A” contains the audited financial statements for the Subsidiaries for the period from January 1, 2017 to December 31, 2017. Included are unaudited financial statements for the period of January 1, 2016 to December 31, 2016.

25(b)      Financial Statements – Issuer

Schedule “B” contains the audited financial statements for the Issuer for the financial years ended January 31, 2018, 2017 and 2016.

25(c)      Pro Forma Consolidated Financial Statements

Schedule “C” contains the unaudited pro forma consolidated statement of financial position of the Issuer as at January 31, 2018.

FORM 2A – LISTING STATEMENT	Page 46

CERTIFICATE OF THE ISSUER

Pursuant to a resolution duly passed by its Board of Directors, (full legal name of the Issuer), hereby applies for the listing of the above mentioned securities on the Exchange. The foregoing contains full, true and plain disclosure of all material information relating to (full legal name of the Issuer). It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at Vancouver, B.C., this 14th day of June, 2018.

SIGNED: “Robert Cheney”	SIGNED: “Christopher Cherry”
Robert Cheney,	C hristopher Cherry,
Chief Executive Officer	Chief Financial Officer

SIGNED: “Len Werden”	SIGNED: “Keturah Nathe”
Len Werden, Director	Keturah Nathe, Director

SCHEDULE “A”
(see attached)

Audited financial statements for the Subsidiaries for the period from January 1, 2017 to December 31, 2017 (Included are unaudited financial statements for the period of January 1, 2016 to December 31, 2016)

PROUDEST MONKEY LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2017 and 2016 (unaudited)

(Expressed in United States Dollars)

INDEPENDENT AUDITORS' REPORT

To the Members of
Proudest Monkey Holdings LLC

We have audited the accompanying consolidated financial statements of Proudest Monkey Holdings LLC, which comprise the statements of financial position as at December 31, 2017 and the statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Proudest Monkey Holdings LLC as at December 31, 2017 and its financial performance and its cash flows for the year ended then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter – Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Proudest Monkey Holdings LLC’s ability to continue as a going concern.

Emphasis of Matter – Cannabis Laws

Without qualifying our opinion, we draw attention to Note 1, in the consolidated financial statements which describes the operations of Proudest Monkey Holdings LLC being in the cannabis industry which is legal in the state of Oregon but illegal under United States federal law.

Vancouver ,Canada	Chartered Professional Accountants

DATE

PROUDEST MONKEY LLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN UNITED STATES DOLLARS)
AS AT

	Note		(unaudited)
		December 31,	December 31,
		2017	2016

ASSETS
Current Assets
Cash		$115,968	$112,905
Inventory		1,762	-
Receivables	3	77,557	100,002
		195,287	212,907

Non-Current Assets
Equipment deposits	4	223,205	-
Property and equipment	5	1,563,063	662,050
Total Assets		$1,981,555	$874,957

LIABILITIES AND MEMBERS’ DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities		$443,541	$27,178
Notes payable – current portion	6	95,632	62,928
Lease liabilities – current portion	6	126,039	109,734
Due to related parties	6,7	634,960	280,480
		1,300,172	480,320
Long Term Liabilities
Loans	6,7	544,388	-
Notes payable	6	141,440	237,072
Lease liabilities	6	135,673	261,713
		2,121,673	979,105

Members’ Deficiency
Members’ capital	8	2,075,002	225,002
Deficit		(2,215,120)	(329,150)
		(140,118)	(104,148)
Total Liabilities and Members’ Deficiency		$1,981,555	$874,957

Nature of operations and going concern (Note 1)
Commitments (Note 13)
Subsequent event (Note 14)

Approved on Behalf of the Board of Directors and authorized for issuance on DATE:

“Kate Guptill”	“Jesse Peters”
Kate Guptill, Director of Operations	Jesse Peters, President and CEO

The accompanying notes are an integral part of these consolidated financial statements.

PROUDEST MONKEY LLC
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(EXPRESSED IN UNITED STATES DOLLARS)

			(unaudited)
		Year Ended	Year Ended
		December 31,	December 31,
	Note	2017	2016
REVENUE		$295,019	$271,599
COST OF SALES		696,639	296,730
Gross profit		(401,620)	(25,131)

EXPENSES
Amortization	5	115,028	31,015
Advertising and promotion		109,910	66,746
Finance fees		-	35,447
General and administrative expenses		93,280	16,375
Interest expense		288,580	3,134
Insurance expense		10,546	-
Payroll expenses	7	454,856	23,000
Professional fees		105,329	36,656
Rent expense		277,229	26,625
Travel and related expenses		29,592	5,008
		(1,484,350)	(244,006)
Net loss and comprehensive loss		(1,855,970)	(269,137)

The accompanying notes are an integral part of these consolidated financial statements.

PROUDEST MONKEY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN UNITED STATES DOLLARS)

			(unaudited)
		Year Ended	Year Ended
		December 31,	December 31,
	Note	2017	2016

Cash flows from operating activities:
Net loss		$(1,885,970)	$(269,137)
Item not affecting cash:
Amortization		115,028	31,015
Interest expense of long term loan		94,388	-
Changes in non-cash working capital:
Inventory		(1,762)	(59,489)
Receivables		22,445	-
Accounts payable and accrued liabilities		416,362	22,340
Cash flows used in operating activities		(1,239,509)	(275,271)

Cash flows used investing activities:
Equipment deposits		(223,205)	-
Purchase of property and equipment		(1,016,041)	(315,617)
Cash flows used investing activities		(1,239,246)	(315,617)

Cash flows from financing activities:
Member funding		1,850,000	-
Due to related parties		354,480	214,749
Funds received on long term loans		450,000	-
Proceeds (payment) of notes payable		(62,928)	300,000
Payment of leases		(109,734)	(6,001)
Proceeds from cash flows from financing activities		2,481,818	508,748

Net change in cash		3,063	(82,140)

Cash, beginning of the year		112,905	195,045

Cash, end of the year		$115,968	$112,905

During the year ended December 31, 2017, the Company paid interest of $30,669 (unaudited 2016 - $Nil).

During the year ended December 31, 2017, the Company paid income taxes of $Nil (unaudited 2016 - $Nil).

During the year ended December 31, 2017, the Company acquired $Nil (unaudited 2016 – $377,448) in equipment by way of finance lease (Note 7).

The accompanying notes are an integral part of these consolidated financial statements.

PROUDEST MONKEY LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIENCY)
(EXPRESSED IN UNITED STATES DOLLARS)

		Members’ capital

	Note	Amount	Deficit	Total
		($)	($)	($)

Balance, December 31, 2015 (unaudited)	8	225,002	(60,013)	164,989
Net loss for the year		-	(269,137)	(269,137)

Balance, December 31, 2016 (unaudited)		225,002	(329,150)	(104,148)

Member funding cash received	8	1,850,000	-	1,850,000
Net loss for the year		-	(1,885,970)	(1,885,970)

Balance, December 31, 2017		2,075,002	(2,215,120)	(140,118)

The accompanying notes are an integral part of these consolidated financial statements.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Proudest Monkey Holdings LLC (the “Company”) was incorporated pursuant to the provisions of the Oregon Secretary of State. The Company is a manager-managed limited liability company with its registered office is located at 111 SW Fifth Ave, Suite 2080, Portland, OR, 97204, USA.

The Company operates in the recreational cannabis sectors in Oregon, USA.

While marijuana and CBD-infused products are legal under the laws of several U.S. States (with vastly differing restrictions), the United states Federal Controlled Substances Act classifies all “marijuana” as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision. Recently some federal officials have attempted to distinguish between medical cannabis use as necessary, but recreational use as “still a violation of federal law.” At the present time, the distinction between “medical marijuana” and “recreational marijuana” does not exist under U.S. federal law, if one is illegal, both are illegal.

The Company has been granted a license by the State of Oregon as well as local jurisdictions to operate in the recreational marijuana industry within the State of Oregon. Despite the marijuana laws in the State of Oregon, marijuana is illegal under federal law. The federal government is not prosecuting businesses that are operating in compliance with their state and local laws and regulations; however, if the federal government did change their position, it would be financially detrimental to the Company.

Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company's ability to continue in the normal course of operations is dependent on its ability to raise equity financing or through the sale of its investments at amounts favorable to the Company, or complete a merger, or be acquired by a larger producer, and on the ability of its subsidiaries to successfully renew their licenses to produce and sell cannabis. There are no assurances that the Company will be successful in achieving these goals. These circumstances cast significant doubt on the Company’s ability to continue as going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management believes they can raise sufficient working capital to continue current operations for the next twelve months, and generate profitable operations from its cannabis business in the United States, but is aware, in making its going concern assessment, of material uncertainties related to events or conditions that raise significant doubt upon the entity’s ability to continue as a going concern.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

Basis of measurement

These consolidated financial statements have been prepared in United States dollars on a historical cost basis except for cash which is measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

2.	BASIS OF PRESENTATION (cont’d) Functional and presentation currency

These consolidated financial statements are presented in United States dollars. The functional currency of the Company is the United States dollar. See “Basis of consolidation” for the functional currency of the Company’s subsidiaries.

Basis of consolidation

These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

	Country of	Percentage	Functional
Name of subsidiary	Incorporation	Ownership	Currency	Principal Activity

Eco Firma Farms, LLC	USA	100%	USD	Recreational producer, incorporated Sept 28, 2016
Eco Firma Garden, LLC	USA	100%	USD	Medical garden operations incorporated Jan 8, 2015 and dissolved March 8, 2018.
Eco Firma Fields, LLC	USA	100%	USD	Holder of the Oregon Liquor Control Commission Recreational Producer license. Incorporated June 22, 2015.
Eco Firma Farms, Inc.	Canada	100%	CAD	Inactive, dissolved September 28, 2016.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries, including entities which the Company controls, are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

Recently adopted accounting standards and interpretations issued but not yet adopted New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards (“IAS”) Board or International Financial Reporting Standards Interpretation Committee (“IFRIC”) that are mandatory for future accounting periods. The following have not yet been adopted by the Company.

IFRS 9 Financial Instruments: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018. The Company does not expect an impact of its financial statements as a result of the adoption of this standard.

IFRS 15 Revenue from Contracts with Customers: New standard establishes a comprehensive framework for the recognition, measurement and disclosure of revenue replacing IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue — Barter Transactions Involving Advertising Services, effective for annual periods beginning on or after January 1, 2018. The Company does not expect an impact of its financial statements as a result of the adoption of this standard.

IFRS 16 Leases: New standard to establish principles for recognition, measurement, presentation, and disclosure of leases with an impact on lessee accounting, effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adoption of this standard.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented.

Critical accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from those estimates. Estimates and judgments are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable.

Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The information about significant areas of estimation uncertainty and judgment considered by management in preparing these consolidated financial statements is as follows:

Estimated useful lives and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Impairment of long-lived assets

Long-lived assets, including property and equipment, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (CGU). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Leases

A lease is a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. Assets under finance leases are initially capitalized at the lower of the fair value or the estimated present value of the minimum lease payments and are depreciated over the assets’ useful lives. The corresponding liability is recognized as a finance lease obligation. The interest element is allocated to reporting periods during the lease term to reflect the rate of interest on the remaining balance of the obligation. Operating lease assets are not capitalized, and payments are included in the statement of income and comprehensive income on a straight line basis over the lease term.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currencies

Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiaries was determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”). The functional currency of the Company and its subsidiaries is included within Note 2.

Translation of foreign transactions and balances into the functional currency

Foreign currency transactions are translated into the functional currency of the Company at rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, all monetary assets and liabilities that are denominated in foreign currencies are translated to the functional currency of the Company at the rates prevailing at the date of the statement of financial position. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available -for- sale. They are carried at fair value with changes in fair value recognized directly in shareholders’ equity (deficiency). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from shareholders’ equity (deficiency) and recognized in profit or loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has classified its cash at fair value through profit or loss. Receivables are classified as loans and receivables. The Company’s accounts payable and accrued liabilities, notes payable, loans, lease liabilities, and due to related parties are classified as other financial liabilities. Refer to Note 11 for additional disclosures.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Following the recognition of an impairment loss, the depreciation charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the remaining useful life. Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

Revenue

Revenue comprises the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is shown net of returns and discounts.

Revenue from the sale of inventory is recognized when the Company has transferred the significant risks and rewards of ownership to the customer, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the amount of revenue can be reliably measured, it is probable that the economic benefits of the transaction will flow to the Company, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Significant risks and rewards are generally considered to be transferred when the customer has accepted delivery of the product. Revenue is recognized at the fair value of consideration received or receivable.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Inventory

Inventories of harvested finished goods and packing materials are valued initially at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at the lower of cost and net realizable value. The Company reviews inventory for obsolete and slow moving goods and any such inventory is written-down to net realizable value.

Property and equipment

Property and equipment are stated at cost, net of accumulated amortization and accumulated impairment losses, if any.

Amortization is calculated using the following terms and methods:

Building	Straight-line	25 years
Furniture and fixtures	Straight-line	7 years
Machinery and Equipment	Straight-line	5 years
Computer equipment	Straight-line	5 years

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the profit or loss in the period the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date, and adjusted prospectively, if appropriate.

Income taxes

Income tax expense comprises deferred income tax expense and is recognized in profit and loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is recognized by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.	ACCOUNTS RECEIVABLE

As at December 31, 2017, the balance in accounts receivable in the current year consists of trade receivables of $77,557 (unaudited 2016 - $100,002). The Company has assessed these receivables as likely to be collected. Subsequent to the year ended December 31, 2017, the Company has received payments of $29,857. In the prior year, accounts receivable consisted of a rebate from the energy trust incentive program (unaudited).

4.	EQUIPMENT DEPOSITS

As at December 31, 2017 the balance of $223,205 (unaudited 2016 - $nil) in equipment deposits includes advance deposits paid for furniture and fixtures received subsequent to the year end.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

5.	PROPERTY AND EQUIPMENT

Total		Furniture &	Computer	Machinery &
	Building	Fixtures	equipment	equipment	Total
	-$-	-$-	-$-	-$-	-$-
Cost

Balance, December 31, 2015 (unaudited)	-	-	-	-	-
Additions	362,408	325,446	5,211	-	693,065
Balance, December 31, 2016 (unaudited)	362,408	325,446	5,211	-	693,065
Additions	527,759	223,533	2,161	262,588	1,016,041
Balance, December 31, 2017	890,167	548,979	7,372	262,588	1,709,106

Amortization

Balance, December 31, 2015 (unaudited)	-	-	-	-	-
Additions	7,248	23,246	521	-	31,015
Balance, December 31, 2016 (unaudited)	7,248	23,246	521	-	31,015
Additions	25,051	62,460	1,258	26,259	115,028
Balance, December 31, 2017	32,299	85,706	1,779	26,259	146,043

Carrying amount, December 31, 2016 (unaudited)	355,160	302,200	4,690	-	662,050

Carrying amount, December 31, 2017	857,868	463,273	5,593	236,329	1,563,063

The net carrying amount of equipment under finance lease is $217,993 (unaudited 2016 - $257,628), the net carrying amount includes a rebate of $100,002 received from the energy trust incentive program (unaudited).

6.	LOANS, LEASES AND NOTE PAYABLE

The details of the Company’s loans, leases and notes payable are as follows:

Loans – long term

	Loan 1	Loan 2	Loan 3	Total
	-$-	-$-	-$-	-$-
As at December 31, 2016 and 2015 (unaudited)	-	-	-	-
Additions	100,000	100,000	250,000	450,000
Interest expense	19,746	23,288	51,354	94,388
As at December 31, 2017	119,746	123,288	301,354	544,388
Less: current portion	-	-	-	-
Long term portion	119,746	123,288	301,354	544,388

•

Loan 1 - as at December 31, 2017, the Company is a party to a loan totaling $100,000 (unaudited 2016 - $nil), in connection to this loan the Company has accrued interest of $19,746; the loan is due on January 14, 2019. The loan is subject to a repayment schedule whereby 100% of the principal, plus interest is due at each scheduled date, if the balance is not paid at the scheduled date, the interest rate increases by 5% to a maximum of 30% effective interest. The issuer of this loan is a close family member of the Director of Operations. This loan is secured by personal guarantee of a director and CEO of the Company;

•

Loan 2 - as at December 31, 2017, the Company is a party to a loan totaling $100,000 (unaudited 2016 - $nil), in connection to this loan the Company has accrued interest of $23,288; the loan is due March 3, 2019. The loan is subject to a repayment schedule whereby 100% of the principal, plus interest is due at each scheduled date, if the balance is not paid at the scheduled date, the interest rate increases by 5% to a maximum of 30% interest. This loan is secured by personal guarantee of a director and CEO of the Company;

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

6.	LOANS, LEASES AND NOTE PAYABLE (cont’d)

Loans – long term

•

Loan 3 - as at December 31, 2017, the Company is a party to a loan totaling $250,000 (unaudited 2016 - $nil), in connection to this loan the Company has accrued interest of $51,354; the loan is due May 12, 2019. The loan is subject to a repayment schedule whereby 100% of the principal, plus interest is due at each scheduled date, if the balance is not paid at the scheduled date, the interest rate increases by 5% to a maximum of 30% interest. This loan is secured by personal guarantee of a director and CEO of the Company.

Leases

Finance lease obligations

The Company acquired furniture and fixtures including an HVAC system, and security lights systems that are classified as finance leases, with the applicable cost included in property and equipment (Note 5). Future minimum lease payments as at December 31, 2017 and 2016 (unaudited) are as follows:

	December 31,	December 31,
	2017	2016
	-$-	(unaudited)
		-$-
Not later than one year	118,837	109,734
Later than one year and not later than three years	142,875	261,713
Total minimum lease payments	261,712	371,447
Future finance charges at implicit rate	38,560	83,481
Balance of unpaid obligations	300,272	454,928

Finance lease
obligations
-$-
As at December 31, 2016 (unaudited)	371,447
Interest expense	44,921
Payments during the year	(154,656)
As at December 31, 2017	261,712
Less: current portion	(126,039)
Long term portion	135,673

As at December 31, 2015 (unaudited)	-
Additions	377,448
Interest expense	3,039
Payments during the year	(9,040)
As at December 31, 2016 (unaudited)	371,447
Less: current portion	(109,734)
Long term portion	261,713

•

as at December 31, 2017, the Company is a party to a lease agreement for a security lights system, whereby the value of the lease is $132,383, the annual interest rate is 13.93% for 3 years, commencing in October 2016. T he balance of the lease as at December 31, 2017 is $87,314 (unaudited 2016 - $126,382), in connection with this lease, the Company has made principal payments of $39,068 (unaudited 2016 - $6,001), and interest payments of $15,172 (unaudited 2016 - $3,089). The lease has a bargain purchase price of $1 at the conclusion of the lease in October 2019. This lease is secured by personal guarantee of a director and CEO of the Company;

•

as at December 31, 2017, the Company is a party to a lease agreement for an HVAC system, whereby the value of the lease is $245,065, the annual interest rate is 13.94% for 3 years, commencing December 31, 2016. The balance of the lease as at December 31, 2017 is $174,398 (unaudited 2016 - $245,065), in connection with this lease, the Company has made principal payments of $70,666, and interest payments of $29,749. The lease has a bargain purchase price of $1 at the conclusion of the lease on December 31, 2019. This lease is secured by personal guarantee of a director and CEO of the Company;

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

6.	LOANS, LEASES AND NOTE PAYABLE (cont’d)

Note payable

-$-
As at December 31, 2015 (unaudited)	-
Additions	300,000
As at December 31, 2016 (unaudited)	300,000
Less: current portion	(62,928)
Long term portion	237,072
As at December 31, 2016 (unaudited)	300,000
Additions	-
Repayments - principal	(62,928)
Repayments - interest	(30,669)
Interest expense	30,669
As at December 31, 2017	237,072
Less: current portion	(95,632)
Long term portion	141,440

•

as at December 31, 2017, the Company is a party to a convertible promissory note in the amount of $300,000. The balance as at December 31, 2017 of $237,072 (unaudited 2016 - $300,000), bears at an annual interest rate of 15%, through till March 1, 2020. In connection to this loan the Company has made principal payments of $62,928 (unaudited 2016 - $nil), and interest payments of $30,669 (unaudited 2016 - $nil). The loan has a conversion feature providing for an option to convert upon the Company completing a qualified financing. Upon closing of a qualified financing, the purchaser has the option to convert the outstanding note balance into conversion units. The number of conversion units that the Company will issue the purchaser upon such conversion will equal 1) the outstanding note balance divided by 2) the conversion price. Subject to certain conditions of the note. The Company determined that there is no value to the conversion feature. This note is secured by personal guarantee of a director and CEO of the Company.

7.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having the authority and responsibility of planning, directing and executing the activities of the Company. The Company has determined that its key management personnel consist of the CEO and President, and the Director of Operations.

Key management personnel compensation during the years ended December 31, 2017 and 2016 (unaudited) were as follows:

	December 31, 2017	December 31, 2016
		(unaudited)
Salary	$150,000	$23,000
Other related party transactions:
	December 31, 2017	December 31, 2016
		(unaudited)
Interest expense on loans from, CEO, and Director of Operations of the Company, and a member of the Company.	$114,912	$-
Rental fees from a building owned by President, CEO, and Director of Operations of the Company	$45,000	$60,000
Due to related parties:

	December 31, 2017	December 31, 2016
		(unaudited)
Due to a member of the Company [1]	$187,821	$-
Due to the President, CEO, and Director of Operations of the Company[2]	447,139	280,480
	$634,960	$280,480

1This balance unsecured, non-interest bearing, with no fixed terms of repayment.
2This balance is unsecured, bears interest at 14%, with no fixed terms of repayment.

Included in loans payable is a loan from an immediate family member of the Director of Operations in the amount of $100,000 (unaudited 2016 - $nil) as disclosed in Note 7, Loan #1.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

8.	MEMBERS’ EQUITY

Members’ capital

As at December 31, 2017, and (unaudited) 2016 the total members’ capital is $2,075,002 (unaudited 2016 – $225,002).

Fiscal 2017:

During the year ended December 31, 2017, the Company received $1,850,000 in capital from a new member.

Fiscal 2016 (unaudited):

There were no members’ equity transactions during the year ended December 31, 2016 (unaudited).

9.	INCOME TAXES

The Company is classified as a Limited Liability Company (“LLC”). As such, losses generated from operations were passed through to the individual members.

10.	FINANCIAL RISK MANAGEMENT

The Company's risk exposures and the impact on the Company's financial instruments are summarized below.

Fair value of financial assets and liabilities

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities,
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e.: As prices) or indirectly (i.e.: derived from prices); and
Level 3:	Inputs that are not based on observable market data.

The fair value of cash is measured using Level 1 inputs. The carrying values of receivables, accounts payable and accrued liabilities, notes payable, loans, lease liabilities, and due to related parties approximate their respective fair values due to the short-term nature of these instruments, and the long term loans, notes payable and lease liabilities approximated a market rate of interest.

The Company’s exposures and the impact on its financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, and receivables. Cash is held with a state credit union, from which management believes the risk of loss is remote. Receivables consist of amounts due from trade receivables which the Company feels there is minimal risk of non-collection. The Company does not have significant credit risk with respect to customers. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments. The Company has been granted a license pursuant to the laws of the State of Oregon with respect to cultivating marijuana. Presently, this industry is illegal under United States federal law. The Company has, and intends, to adhere strictly to the state statutes in its operations.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2017, the Company’s financial liabilities consist of accounts payable, loans, leases liabilities, notes payable and due to related party. The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company’s main source of funding has been additional funding from members, or the addition of new members. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity financing (Note 1).

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

10.	FINANCIAL RISK MANAGEMENT (cont’d)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency rates. The Company is not exposed to currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently does not carry variable interest-bearing debt. It is management’s opinion that the Company is not exposed to significant interest rate risk.

11.	CAPITAL RISK MANAGEMENT

The Company defines capital as members’ equity (deficiency). The Company manages its capital structure and makes adjustments in order to have the funds available to support its operating activities.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its business. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new equity instruments, new debt, or acquire and/or dispose of assets. As discussed in Note 1, the Company’s ability to continue as a going concern is uncertain and dependent upon the continued financial support of its shareholders, future profitable operations, the lack of adverse political developments in the United States with respect to cannabis legislation, and securing additional financing.

Management reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the years presented. The Company is not subject to externally imposed capital requirement.

12.	SEGMENTED INFORMATION

The Company operates in one business segment, cannabis cultivation and production. The Company’s location and source of sales is in Oregon, USA.

13.	COMMITMENTS

Lease commitments

•	In May 2017, the Company entered into a lease agreement for a building. The future minimum required lease payments are as follows:

2018	$312,000
2019	$312,000
2020	$312,000
2021	$312,000
2022	$312,000
2023	$312,000
2024	$312,000
2025	$312,000
2026	$130,000

The tenant has the option to extend the lease for four additional periods of five years each.

PROUDEST MONKEY LLC
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS DECEMBER 31, 2017
(Expressed in United States dollars)

13.	COMMITMENTS

•	In October 2016, the Company entered into lease agreement for a security lights system. The future minimum required future lease payments are as follows:

2018	$54,240
2019	$45,200

•	In December 2016, the Company entered into a lease agreement for its HVAC system. The future minimum required future lease payments are as follows:

2018	$100,416
2019	$100,416

14.	SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2017, the Company signed a definitive agreement for C21 Investments Inc. (“C21”) to acquire 100% of the issued equity of the Company, in consideration, the Company will receive:

i.	a US$2,300,000 promissory note. The Promissory note is non – interest bearing, and is payable through the issuance of 2,300,000 common shares of C21. The promissory note has no cash value.

ii.	a US$2,000,000 convertible promissory note bearing interest at 4% per annum, convertible into 2,000,000 common shares of C21 at the option of the Company.

The Company can also earn up to 10,000,000 common shares of C21 over a maximum 8-year period, upon meeting certain performance criteria.

The transaction is subject to regulatory approval.

SCHEDULE “B”
(see attached)

Audited financial statements for the Issuer for the financial years ended January 31, 2018, 2017 and 2016

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2018 and 2017

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
C21 Investments Inc. (formerly Curlew Lake Resources Inc.)

We have audited the accompanying financial statements of C21 Investments Inc. (formerly Curlew Lake Resources Inc.), which comprise the statements of financial position as at January 31, 2018 and 2017 and the statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of C21 Investments Inc. (formerly Curlew Lake Resources Inc.) as at January 31, 2018 and 2017 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of C21 Investments Inc. (formerly Curlew Lake Resources Inc.) to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 21, 2018

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF FINANCIAL POSITION
AS AT JANUARY 31,
(Expressed in Canadian dollars)

	Note	2018	2017

ASSETS

Current assets
Cash		$257,203	$85
GST receivable		14,921	5,678
Prepaid Expenses		12,000	-
		284,124	5,763

Other assets
Restricted cash	3	59,517	58,994
		59,517	58,994

TOTAL ASSETS		$343,641	$64,757

LIABILITIES
Accounts payable and accrued liabilities	4 & 8	$187,054	$457,793
Reclamation obligation	5	70,300	70,300
TOTAL LIABILITES		257,354	528,093

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	6	16,845,466	15,856,333
Reserves	6	1,000,967	666,865
Deficit		(17,760,146)	(16,986,534)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)		86,287	(463,336)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)		$343,641	$64,757

Nature of operations and going concern (Note 1)
Contingencies (Note 9)
Subsequent events (Note 11)

On behalf of the Board:

“Robert Cheney”	Director	“Christopher Cherry”	Director

See accompanying notes to the financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JANUARY 31,
(Expressed in Canadian dollars)

	Note	2018	2017

EXPENSES
Management fees	8	$6,000	$6,000
Office facilities and administrative		35,955	30,207
Professional fees and consulting		173,012	15,190
Shareholder communications		26,783	1,731
Project investigation		76,524	-
Share-based payments	6	334,102	-
Transfer agent and filing fees		22,864	13,031
Travel and promotion		98,372	2,454

LOSS AND COMPREHENSIVE LOSS		$(773,612)	$(68,613)

Basic and diluted loss per share		$(0.15)	$(0.03)

Weighted average number of common shares outstanding		5,004,353	1,979,695

See accompanying notes to the financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

	Share capital

	Number of
	shares	Amount	Reserves	Deficit	Total

Balance at January 31, 2016	1,979,695	$15,856,333	$666,865	$(16,917,921)	$(394,723)
Comprehensive loss for the year	-	-	-	(68,613)	(68,613)

Balance at January 31, 2017	1,979,695	$15,856,333	$666,865	$(16,986,534)	$(463,336)
Shares issued for cash	3,640,000	910,000	-	-	910,000
Shares issued for debt settlement	360,000	90,000	-	-	90,000
Shares issuance costs	-	(10,867)	-	-	(10,867)
Share-based payments	-	-	334,102	-	334,102
Comprehensive loss for the year	-	-	-	(773,612)	(773,612)

Balance at January 31, 2018	5,979,695	$16,845,466	$1,000,967	$(17,760,146)	$86,287

See accompanying notes to the financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31,
(Expressed in Canadian dollars)

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(773,612)	$(68,613)

Adjustment for non-cash item:
Share-based payments	334,102	-

Net change in non-cash working capital accounts:
GST receivable	(9,243)	(1,603)
Prepaid expenses	(12,000)	-
Accounts payable and accrued liabilities	(180,739)	70,639
Net cash provided by (used in) operating activities	(641,492)	423

CASH FLOWS FROM INVESTING ACTIVIES
Change in restricted cash	(523)	(442)
Net cash used in investing activities	(523)	(442)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares Issued for cash	910,000	-
Share issuance cost	(10,867)	-
Net cash provided by financing activities	899,133	-

Increase (decrease) in cash during year	257,118	(19)
Cash, beginning of year	85	104

Cash, end of year	$257,203	$85

NON-CASH TRANSACTIONS:

During the year ended January 31, 2018, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares.

There were no non-cash transactions for the year ended January 31, 2017.

See accompanying notes to the financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

1.	NATURE OF OPERATIONS AND GOING CONCERN

C21 Investments Inc. (formerly Curlew Lake Resources Inc.) (the “Company” or “C21”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company was in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada and on January 29, 2018, the Company announced a proposed change of business to the cannabis industry. The change of business will enable the Company to spearhead into the USA cannabis industry, focusing on revenue-producing operations. As at January 31, 2018, the Company operates in one segment, searching for business opportunities in the USA.

Effective November 24, 2017, the Company changed its name to “C21 Investments Inc.”. The trading symbol on TSX-V Exchange changed to “CXXI.H”. The Company is currently in the process of applying to list its common shares on the Canadian Securities Exchange (“CSE”), and delist from the NEX board of the TSX Venture Exchange (“TSX-V”).

The Company’s corporate office and principal place of business is Suite 303, 595 Howe Street,

Vancouver, British Columbia, Canada.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation, the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. At January 31, 2018, the Company had working capital of $26,770 and an accumulated deficit of $17,760,146. The

Company’s ability to continue as a going concern is dependent on obtaining continued financial su pport, completing public equity financing or generating profitable production in the future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company will require additional funding. These material uncertainties may cast significant doubt as to the Company’s ability to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements were authorized for issuance on March 20, 2018 by the directors of the Company.

Statement of compliance

These financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

These financial statements have been prepared on an accrual basis except for cash flow information, and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss and available for sale which are stated at their fair value. The financial statements are presented in Canadian dollars unless otherwise noted.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the rehabilitation obligation, fair value measurements for other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Share-based payments - The Company uses the Black-Scholes option pricing model to measure share- based compensation. The Company’s estimate of share-based payments is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk-free rate, expected dividends, and the expected life.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

Loss per share

The Company computes earnings (loss) per share assuming that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive. The number of additional shares is calculated by assuming the outstanding dilutive stock options are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of stock options and warrants are anti-dilutive.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share-based payments

The Company has adopted a 10% rolling stock option plan whereby it can grant options to directors, officers, employees, and consultants of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the reserves.

The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Where the terms and conditions of options are modified before they vest, the incremental increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at FVTPL when they are either held for trading for the purpose of short- term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss. The Company has classified its cash as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s restricted cash is classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period. The Company has no assets classified as held to maturity investments.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments (continued)

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses. The Company has no available- for-sale financial assets.-

Transaction cost associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

The Company does not currently have any derivative financial assets and liabilities.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recorded based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Reclamation obligations

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in profit or loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves. If the warrants expire unexercised, the value attributed to the warrants remains in reserves.

New accounting standards not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

• IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has an effective date of January 1, 2018. The Company has assessed IFRS 9 and determined it will not have a material impact on the financial statements.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

New accounting standards not yet adopted (continued)

• IFRS 15 Revenue from contracts with customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model to depict the transfer of promised goods or services to customer. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreement for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC-31; Revenue – Barter Transactions involving Advertising Service. This standard has an effective date of January 1, 2018. The Company anticipates no material impact on application of this standard.

• IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS17 and instead introduces a single lessee accounting model. This standard has an effective date of January 1, 2019.

3.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment (Note 5).

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	January 31,
	2018	2017
Accounts payable	$131,988	$400,437
Accrued liabilities	55,066	25,972
Amounts due to related parties (Note 8)	-	31,384
	$187,054	$457,793

5.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state (Note 3).

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

6.	SHARE CAPITAL AND RESERVES

Authorized: unlimited number of common shares with no par value

During the year ended January 31, 2018, the following transactions took place:

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

On May 30, 2017, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares (Note 8).

As at January 31, 2018 there were 515,000 stock options outstanding and exercisable to purchase common shares at $0.65 per share expiring December 15, 2020.

Warrants

There were no warrants outstanding and exercisable at January 31, 2018 and January 31, 2017.

Stock options

The Company follows the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

During the year ended January 31, 2018, a total of 515,000 stock options were granted to purchase common shares, exercisable on or before December 15, 2020, at an exercise price of $0.65 per share . The estimated grant date fair value of these options was $334,102, or a $0.65 weighted average fair value per option. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 357%; risk free interest rate of 1.57%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

There were no stock options outstanding and exercisable as at January 31, 2017 and 515,000 stock options outstanding and exercisable as at January 31, 2018.

7.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

7.	FINANCIAL RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is exposed to liquidity risk (Note 1).

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

Capital Management

The Company includes equity (deficiency), comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its proposed change of business, spearheading into the USA cannabis industry, and focusing on the acquisition of revenue producing operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the

Company’s approach to capital management during the year ended January 31, 2018. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, and accounts payable and accrued liabilities with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

8.	RELATED PARTY TRANSACTIONS

The Company considers key management personnel to consist of directors and management.

During the year ended January 31, 2018, the Company paid and/or accrued management fees of $6,000 to the CFO (2017 - $6,000), who is considered to be key management personnel.

Included in accounts payable and accrued liabilities:

	January 31,	January 31,
	2018	2017
Company controlled by the former CEO of the Company	$-	$9,884
Due to the President and CEO	23,918	-
Due to a Director of the Company	3,566	-
Company controlled by the CFO of the Company	-	21,500
	$27,484	$31,384

During the year ended January 31, 2018, the Company:

a)	settled $9,000 of accounts payable and accrued liabilities through the issuance of 36,000 common shares to the former CEO,
b)	settled $12,000 of accounts payable and accrued liabilities through the issuance of 48,000 common shares to the CFO.

During the year ended January 31, 2018, directors and officers of the Company were granted a total of 465,000 stock options to purchase common shares, exercisable on or before December 15, 2020, at an exercise price of $0.65 per share. In connection to these options, the Company recorded share-based compensation expense of $301,665.

9.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

In a prior year, a dispute arose with a joint venture participant who claimed the Company was in breach of agreements to explore certain properties in Alberta. During the year ended January 31, 2016, the Company partially settled the dispute by issuing 125,000 common shares valued at $6,250. During the year ended January 31, 2018, the dispute was fully settled by payment of $18,303.

10.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2018	2017

Loss before income taxes	$(773,612)	$(68,613)
Expected tax recovery	(201,000)	(18,000)
Change in statutory tax, permanent differences, and other	22,000	1,000
Expiry of non-capital losses	-	-
Change in unrecognized deductible temporary differences	179,000	17,000
Income tax expense (recovery)	$-	$-

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

10.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2018	2017
Deferred Tax Assets (liabilities)
Exploration and evaluation assets	$1,258,000	$1,214,000
Share issue cost	2,000	-
Marketable securities	3,000	3,000
Asset retirement obligation	19,000	18,000
Allowable capital losses	73,000	70,000
Non-capital losses available for future period	484,000	352,000
	1,839,000	1,657,000
Less: Unrecognized deferred tax assets	(1,839,000)	(1,657,000)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2018	Expiry Date	2017	Expiry Date
		Range		Range
Temporary Differences
Exploration and evaluation assets	$4,661,000	No expiry date	$4,670,000	No expiry date
Share issue costs	7,000	2031 to 2041	-	-
Marketable securities	20,000	No expiry date	20,000	No expiry date
Asset retirement obligation	70,000	No expiry date	70,000	No expiry date
Allowable capital losses	270,000	No expiry date	270,000	No expiry date
Non-capital losses available for future period	1,793,000	2026-2037	1,356,000	2026-2037

Tax attributes are subject to review, and potential adjustment, by tax authorities.

11.	SUBSEQUENT EVENTS

Subsequent to January 31, 2018, the Company entered into the following transactions:

a)

Signed a definitive agreement to acquire 100% of the issued equity of Proudest Monkey Holdings, LLC, a limited liability company which owns and operates a cannabis production facility and related assets, located in Oregon, USA. In consideration for 100% of the equity of Proudest Monkey Holdings, LLC, the Company will issue:

i.	a US$2,300,000 promissory note. The Promissory note is non – interest bearing, and is payable through the issuance of 2,300,000 common shares of the Company. The promissory note has no cash value.

ii.	a US$2,000,000 convertible promissory note bearing interest at 4% per annum, convertible into common shares of the Company at the option of the holder into 2,000,000 common shares of the Company.

The sellers can also earn up to 10,000,000 common shares of the Company over a maximum 8-year period, upon meeting certain performance criteria.

The transaction is subject to regulatory approval.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

11.	SUBSEQUENT EVENTS (continued)

b)

Signed a definitive agreement to acquire 100% of the issued equity of North American Health Group, LLC, a limited liability company, which owns and operates a cannabis production facility and related assets in Maine, USA. As consideration, the Company will issue:

i.	a US$6,300,000 promissory note. The Promissory note is non – interest bearing, and is payable through the issuance of 6,300,000 common shares of the Company. The promissory note has no cash value.

ii.	a US$2,000,000 convertible promissory note, bearing interest at 4% per annum, convertible into common shares of the Company at the option of the holder into 2,000,000 common shares of the Company.

The sellers can also earn up to 8,000,000 common shares of the Company over a maximum 8-year period, upon meeting certain performance criteria.

The transaction is subject to regulatory approval.

c)

Loaned US$350,000 to Proudest Monkey LLC, a private company involved in the cannabis industry, by way of promissory note. The note accrues interest of 1% on a monthly basis and is secured over all of the entity’s fixed and floating assets, and is subject to the following repayment schedule:

i.	US$100,000 principal repayment on or before April 5, 2018, plus any accrued and unpaid interest;

ii.	US$100,000 on or before May 15, 2018, plus any other unpaid amounts and accrued and unpaid interest;

iii.	US$150,000 on or before June 15, 2018, plus any other unpaid amounts and accrued and unpaid interest.

CURLEW LAKE RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2017 and 2016

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Curlew Lake Resources Inc.

We have audited the accompanying financial statements of Curlew Lake Resources Inc., which comprise the statements of financial position as at January 31, 2017 and 2016 and the statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Curlew Lake Resources Inc. as at January 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Curlew Lake Resources Inc.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 29, 2017

CURLEW LAKE RESOURCES INC.
STATEMENTS OF FINANCIAL POSITION
AS AT JANUARY 31
(Expressed in Canadian dollars)

	Note	2017	2016

ASSETS

Current assets
Cash		$85	$104
GST receivable		5,678	4,075
		5,763	4,179

Other assets
Restricted cash	3	58,994	58,552
		58,994	58,552

TOTAL ASSETS		$64,757	$62,731

LIABILITIES
Accounts payable and accrued liabilities	5 & 9	$457,793	$387,154
Reclamation obligation	6	70,300	70,300
TOTAL LIABILITES		528,093	457,454

SHAREHOLDERS’ DEFICIENCY
Share capital	7	15,856,333	15,856,333
Reserves	7	666,865	666,865
Deficit		(16,986,534)	(16,917,921)
TOTAL SHAREHOLDERS’ DEFICIENCY		(463,336)	(394,723)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		$64,757	$62,731

Nature of operations and going concern (Note 1)
Contingencies (Note 10)
Subsequent events (Note 13)

On behalf of the Board:

“Jurgen Wolf”	Director	“Christopher Cherry”	Director

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JANUARY 31
(Expressed in Canadian dollars)

	Note	2017	2016

EXPENSES
Management fees and consulting	9	$8,944	$15,520
Office facilities and administrative		30,207	41,626
Professional fees		12,246	19,340
Shareholder communications		1,731	2,163
Transfer agent and filing fees		13,031	17,492
Travel and promotion		2,454	3,713
		(68,613)	(99,854)

OTHER ITEMS
Gain on disposal of assets	4	-	12,500
Litigation expense	10	-	(6,250)
Write-down of exploration and evaluation assets	4	-	(1,378)
		-	4,872

LOSS AND COMPREHENSIVE LOSS		$(68,613)	$(94,982)

Basic and diluted loss per share		$(0.03)	$(0.05)

Weighted average number of common shares outstanding		1,979,695	1,873,531

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(Expressed in Canadian dollars)

	Share capital

	Number of
	shares	Amount	Reserves	Deficit	Total

Balance at January 31, 2015	1,854,695	$15,850,083	$666,865	$(16,822,939)	$(305,991)
Shares issued for settlement	125,000	6,250	-	-	6,250
Comprehensive loss for the year	-	-	-	(94,982)	(94,982)

Balance at January 31, 2016	1,979,695	$15,856,333	$666,865	$(16,917,921)	$(394,723)
Comprehensive loss for the year	-	-	-	(68,613)	(68,613)

Balance at January 31, 2017	1,979,695	$15,856,333	$666,865	$(16,986,534)	$(463,336)

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31
(Expressed in Canadian dollars)

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(68,613)	$(94,982)
Write down of exploration and evaluation assets	-	1,378
Litigation expense	-	6,250

Net change in non-cash working capital accounts:
GST receivable	(1,603)	(2,707)
Accounts payable and accrued liabilities	70,639	90,506
Net cash provided by operating activities	423	445

CASH FLOWS FROM INVESTING ACTIVITY
Change in restricted cash	(442)	(476)
Net cash used in investing activity	(442)	(476)

Decrease in cash during year	(19)	(31)

Cash, beginning of year	104	135

Cash, end of year	$85	$104

Supplemental disclosure of cash flow information:

Shares issued for settlement	$-	$6,250
Income tax paid	$-	$-
Interest paid	$-	$-

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

1.	NATURE OF OPERATIONS AND GOING CONCERN

Curlew Lake Resources Inc. (the “Company” or “Curlew”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada. On July 16, 2015 the Company’s shares were moved to the NEX board under the symbol CWQ.H. The Company’s corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company’s ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company has a working capital deficiency and will require additional funding. These material uncertainties may cast significant doubt as to the Company’s ability to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements were authorized for issuance on May 29, 2017 by the directors of the Company.

Statement of compliance

These financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

These financial statements have been prepared on an accrual basis except for cash flow information, and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss and available for sale which are stated at their fair value. The financial statements are presented in Canadian dollars unless otherwise noted.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of exploration and evaluation assets, rehabilitation obligation, fair value measurements for long term liabilities and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Significant accounting judgments, estimates and assumptions (continued)

Management has determined that exploration, evaluation and related costs incurred which have limited future economic benefits and may not be economically recoverable. Management uses several criteria in its assessment of economic recoverability and probability of future economic benefits including geologic and other technical information, history of conversion of mineral deposits with similar characteristics to its own properties to proven and probably mineral reserves, scoping and feasibility studies, accessible facilities and existing permits.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

Loss per share

The Company computes earnings (loss) per share assuming that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive. The number of additional shares is calculated by assuming the outstanding dilutive stock options are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of stock options and warrants are anti-dilutive.

Share-based payments

The Company has adopted a 10% rolling stock option plan whereby it can grant options to directors, officers, employees, and consultants of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the reserves. The fair value of options is determined using a Black– Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share-based payments (continued)

Where the terms and conditions of options are modified before they vest, the incremental increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at FVTPL when they are either held for trading for the purpose of short- term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss. The Company has classified its cash as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s restricted cash is classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period. The Company has no assets classified as held to maturity investments.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses. The Company has no available- for-sale financial assets.

Transaction cost associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments (continued)

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

The Company does not currently have any derivative financial assets and liabilities.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recorded based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Exploration and evaluation expenditures

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. The costs are accumulated in cost centres by well, field or exploration area and not depreciated pending determination of technical feasibility and commercial viability.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Exploration and evaluation expenditures (continued)

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral or oil and gas interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the exploration and evaluation assets given up by the Company, with any excess consideration accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

The technical feasibility and commercial viability of an oil and gas resource is considered to be determinable when proven and/or probable reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to ascertain whether proven and/or probable reserves have been discovered. Upon determination of proven and/or probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to property, plant and equipment or expensed to exploration and evaluation impairments.

E&E assets are classified as intangible assets.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the assets are reviewed to determine whether there is any indication that those assets are impaired. Impairment is recognized when the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount. The recoverable amount is the greater of the asset or cash-generating unit’s fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. The impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

Reclamation obligations

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in profit or loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves. If the warrants expire unexercised, the value attributed to the warrants remains in reserves.

Flow-through shares

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow- through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon qualifying expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is included in profit or loss and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until qualifying expenditures are incurred.

Revenue recognition

Revenue from the sale of petroleum and natural gas is recorded when the significant risks and rewards of ownership and title passes to an external party which is based on volumes delivered to customers at contractual delivery points, and rates and collectability are reasonably assured.

The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses, are recognized during the same period in which the related revenue is earned and recorded.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

New accounting standards not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

• IAS 12 Income taxes

Amendments to IAS 12 to clarify the recognition of deferred tax asset for unrealized losses. This standard has a tentative effective date of January 1, 2017.

• IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has a tentative effective date of January 1, 2018.

• IFRS 15 Revenue from contracts with customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model to depict the transfer of promised goods or services to customer. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreement for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. This standard has a tentative effective date of January 1, 2018.

• IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS17 and instead introduces a single lessee accounting model. This standard has a tentative effective date of January 1, 2019.

3.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment. (see Note 6)

4.	EXPLORATION AND EVALUATION ASSETS

MINERAL PROPERTIES

Typhoon Claims
Balance, January 31, 2015	$1,378
Write-down	(1,378)
Balance, January 31, 2016 and 2017	$-

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

4.	EXPLORATION AND EVALUATION ASSETS (continued)

Typhoon Claims, Clear Creek District, Yukon Territories

The Company holds a 100% interest in certain mineral claims in the Clear Creek District of the Yukon. The 100% working interest on certain claims is subject to a 4% net smelter return royalty (“NSR”). During fiscal 2015, the Company impaired the property by $690 writing down the value to $1,378, as it focuses its efforts on a specific region of the claims. During fiscal 2016, the Company wrote off the remaining balance of $1,378.

OIL AND GAS PROPERTIES

Minard Project, Saskatchewan, Canada (unproven)

The Company signed a Participation and Joint Operating Agreement in the Minard area of Saskatchewan. The property was written off during the year ended January 31, 2009. During the year ended January 31, 2016, the Company sold its rights to a property in Minard, Saskatchewan for $12,500.

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	January 31,
	2017	2016
Accounts payable	$400,437	$337,185
Accrued liabilities	25,972	27,917
Amounts due to related parties (Note 9)	31,384	22,052
	$457,793	$387,154

6.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state. (See Note 3)

7.	SHARE CAPITAL AND RESERVES

Authorized: unlimited number of common shares with no par value

During fiscal 2016, the Company issued 125,000 common shares valued at $6,250 to partially settle contingent litigation (Note 10).

During year ended January 31, 2017, there were no common share transactions.

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

Warrants

There were no warrants outstanding and exercisable at January 31, 2016 and 2017.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

7.	SHARE CAPITAL AND RESERVES (continued)

Stock options

The Company follows the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

There were no stock options outstanding and exercisable at January 31, 2016 and 2017.

8.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

Capital Management

The Company includes equity, comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of exploration and evaluation assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

8.	FINANCIAL RISK MANAGEMENT (continued)

Capital Management (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2017. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The Company’s only financial asset is cash with a fair value measured at Level 1 hierarchy

9.	RELATED PARTY TRANSACTIONS

The Company considers key management personnel to consist of directors and management.

During the year ended January 31, 2017, the Company accrued management fees of $6,000 to the CFO (2016 - $6,000), who is considered to be key management personnel.

Included in accounts payable and accrued liabilities:

	January 31,	January 31,
	2017	2016
Company controlled by the CEO of the Company	$9,884	$6,552
Company controlled by the CFO of the Company	21,500	15,500
	$31,384	$22,052

10.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

In a prior year, a dispute arose with a joint venture participant who claimed the Company was in breach of agreements to explore certain properties in Alberta. During the year ended January 31, 2016, the Company partially settled the dispute by issuing 125,000 common shares valued at $6,250. Subsequent to January 31, 2017, the dispute was fully settled by payment of $18,303 which had been fully accrued.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2017	2016

Loss before income taxes	$(68,613)	$(94,982)
Expected tax recovery	(18,000)	(25,000)
Other	1,000	(1,000)
Expiry of non-capital losses	-	42,000
Change in unrecognized deductible temporary differences	17,000	(16,000)
Income tax expense (recovery)	$-	$-

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2017	2016
Deferred Tax Assets (liabilities)
Exploration and evaluation assets	$1,214,000	$1,214,000
Share issue cost	-	1,000
Marketable securities	3,000	3,000
Asset retirement obligation	18,000	18,000
Allowable capital losses	70,000	70,000
Non-capital losses available for future period	352,000	334,000
	1,657,000	1,640,000
Less: Unrecognized deferred tax assets	(1,657,000)	(1,640,000)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2017	Expiry Date	2016	Expiry Date
		Range		Range
Temporary Differences
Exploration and evaluation assets	$4,670,000	No expiry date	$4,670,000	No expiry date
Share issue costs	-	-	3,000	2035-2038
Marketable securities	20,000	No expiry date	20,000	No expiry date
Asset retirement obligation	70,000	No expiry date	70,000	No expiry date
Allowable capital losses	270,000	No expiry date	270,000	No expiry date
Non-capital losses available for future period	1,356,000	2026-2037	1,284,000	2026-2036

Tax attributes are subject to review, and potential adjustment, by tax authorities.

12.	SEGMENTED INFORMATION

The Company operates in one segment being the resource sector in Canada.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

13.	SUBSEQUENT EVENTS

Subsequent to January 31, 2017 the Company is in the process of:

	a)	completing a private placement and issuing 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

	b)	settling $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares.

CURLEW LAKE RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2016 and 2015

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Curlew Lake Resources Inc.

We have audited the accompanying financial statements of Curlew Lake Resources Inc., which comprise the statements of financial position as at January 31, 2016 and 2015 and the statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Curlew Lake Resources Inc. as at January 31, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Curlew Lake Resources Inc.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 27, 2016

CURLEW LAKE RESOURCES INC.
STATEMENTS OF FINANCIAL POSITION
AS AT JANUARY 31
(Expressed in Canadian dollars)

	Note	2016	2015

ASSETS

Current assets
Cash		$104	$135
GST receivable		4,075	1,368
		4,179	1,503

Other assets
Restricted cash	3	58,552	58,076
Exploration and evaluation assets	4	-	1,378
		58,552	59,454

TOTAL ASSETS		$62,731	$60,957

LIABILITIES
Accounts payable and accrued liabilities	5 & 9	$387,154	$296,648
Reclamation obligation	6	70,300	70,300
TOTAL LIABILITES		457,454	366,948

SHAREHOLDERS’ DEFICIENCY
Share capital	7	15,856,333	15,850,083
Reserves	7	666,865	666,865
Deficit		(16,917,921)	(16,822,939)
TOTAL SHAREHOLDERS’ DEFICIENCY		(394,723)	(305,991)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		$62,731	$60,957

Nature of operations and going concern (Note 1)
Contingencies (Note 10)

On behalf of the Board:

“Jurgen Wolf”	Director	“Christopher Cherry”	Director

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JANUARY 31
(Expressed in Canadian dollars)

	Note	2016	2015

EXPENSES
Management fees and consulting		$15,520	$9,520
Office facilities and administrative		41,626	54,845
Professional fees		19,340	9,672
Shareholder communications		2,163	2,047
Transfer agent and filing fees		17,492	14,238
Travel and promotion		3,713	3,255
		(99,854)	(93,577)

OTHER ITEMS
Gain on disposal of assets	4	12,500	-
Litigation expense	10	(6,250)	-
Write-down of exploration and evaluation assets	4	(1,378)	(4,370)
		4,872	(4,370)

LOSS AND COMPREHENSIVE LOSS		$(94,982)	$(97,947)

Basic and diluted loss per share		$(0.01)	$(0.01)

Weighted average number of common shares outstanding		18,735,308	18,546,952

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(Expressed in Canadian dollars)

	Share capital

	Number of
	shares	Amount	Reserves	Deficit	Total

Balance at January 31, 2014	18,546,952	$15,850,083	$666,865	$(16,724,992)	$(208,044)

Comprehensive loss for the year	-	-	-	(97,947)	(97,947)

Balance at January 31, 2015	18,546,952	$15,850,083	$666,865	$(16,822,939)	$(305,991)

Balance at January 31, 2015	18,546,952	$15,850,083	$666,865	$(16,822,939)	$(305,991)
Shares issued for settlement	1,250,000	6,250	-	-	6,250
Comprehensive loss for the year	-	-	-	(94,982)	(94,982)

Balance at January 31, 2016	19,796,952	$15,856,333	$666,865	$(16,917,921)	$(394,723)

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31
(Expressed in Canadian dollars)

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(94,982)	$(97,947)
Write down of exploration and evaluation assets	1,378	4,370
Litigation expense	6,250	-

Net change in non-cash working capital accounts:
GST receivable	(2,707)	4,056
Accounts payable and accrued liabilities	90,506	87,344
Net cash used in operating activity	445	(2,177)

CASH FLOWS FROM INVESTING ACTIVITY
Change in restricted cash	(476)	(597)
Net cash provided (used in) investing activity	(476)	(597)

Decrease in cash during year	(31)	(2,774)

Cash, beginning of year	135	2,909

Cash, end of year	$104	$135

Supplemental disclosure of cash flow information

Shares issued for settlement	$6,250	$-
Exploration and evaluation costs included in accounts payable and accrued liabilities	-	34,080

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

1.	NATURE OF OPERATIONS AND GOING CONCERN

Curlew Lake Resources Inc. (the “Company” or “Curlew”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada. On July 16, 2015 the Company’s shares were moved to the NEX board under the symbol CWQ.H. The Company’s corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company’s ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company has a working capital deficiency and will require additional funding.

These material uncertainties may cast significant doubt as to the Company’s ability to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements were authorized for issuance on May 27, 2016 by the directors of the Company.

Statement of compliance

These financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

These financial statements have been prepared on an accrual basis except for cash flow information, and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss and available for sale which are stated at their fair value. The financial statements are presented in Canadian dollars unless otherwise noted.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of exploration and evaluation assets, rehabilitation obligation, fair value measurements for long term liabilities and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Significant accounting judgments, estimates and assumptions (continued)

Management has determined that exploration, evaluation and related costs incurred which have limited future economic benefits and may not be economically recoverable. Management uses several criteria in its assessment of economic recoverability and probability of future economic benefits including geologic and other technical information, history of conversion of mineral deposits with similar characteristics to its own properties to proven and probably mineral reserves, scoping and feasibility studies, accessible facilities and existing permits.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

Loss per share

The Company computes earnings (loss) per share assuming that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive. The number of additional shares is calculated by assuming the outstanding dilutive stock options are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of stock options and warrants are anti-dilutive.

Share-based payments

The Company has adopted a 10% rolling stock option plan whereby it can grant options to directors, officers, employees, and consultants of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the reserves. The fair value of options is determined using a Black– Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share-based payments (continued)

Where the terms and conditions of options are modified before they vest, the incremental increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at FVTPL when they are either held for trading for the purpose of short- term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss. The Company has classified its cash as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s restricted cash is classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period. The Company has no assets classified as held to maturity investments.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses. The Company has no available- for-sale financial assets.

Transaction cost associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments (continued)

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

The Company does not currently have any derivative financial assets and liabilities.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recorded based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Exploration and evaluation expenditures

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. The costs are accumulated in cost centres by well, field or exploration area and not depreciated pending determination of technical feasibility and commercial viability.

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Exploration and evaluation expenditures (continued)

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral or oil and gas interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the exploration and evaluation assets given up by the Company, with any excess consideration accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

The technical feasibility and commercial viability of an oil and gas resource is considered to be determinable when proven and/or probable reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to ascertain whether proven and/or probable reserves have been discovered. Upon determination of proven and/or probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to property, plant and equipment or expensed to exploration and evaluation impairments.

E&E assets are classified as intangible assets.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the assets are reviewed to determine whether there is any indication that those assets are impaired. Impairment is recognized when the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount. The recoverable amount is the greater of the asset or cash-generating unit’s fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. The impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

Reclamation obligations

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in profit or loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves. If the warrants expire unexercised, the value attributed to the warrants remains in reserves.

Flow-through shares

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow- through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon qualifying expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is included in profit or loss and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until qualifying expenditures are incurred.

Revenue recognition

Revenue from the sale of petroleum and natural gas is recorded when the significant risks and rewards of ownership and title passes to an external party which is based on volumes delivered to customers at contractual delivery points, and rates and collectability are reasonably assured.

The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses, are recognized during the same period in which the related revenue is earned and recorded.

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

New accounting standards not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

• IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has a tentative effective date of January 1, 2018.

3.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment. (see Note 6)

4.	EXPLORATION AND EVALUATION ASSETS

MINERAL PROPERTIES

Typhoon Claims
Balance, January 31, 2014	$2,068
Write-down	(690)
Balance, January 31, 2015	1,378
Write-down	(1,378)
Balance, January 31, 2016	$-

Typhoon Claims, Clear Creek District, Yukon Territories

The Company holds a 100% interest in certain mineral claims in the Clear Creek District of the Yukon. The 100% working interest on certain claims is subject to a 4% net smelter return royalty (“NSR”). During fiscal 2015, the Company impaired the property by $690 writing down the value to $1,378, as it focuses its efforts on a specific region of the claims. During fiscal 2016, the Company wrote off the remaining balance of $1,378.

OIL AND GAS PROPERTIES

Fairydell Oil Project
Balance, January 31, 2014	$-
Additions	3,680
Write-down	(3,680)
Balance, January 31, 2015 and 2016	$-

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

4.	EXPLORATION AND EVALUATION ASSETS (continued)

Fairydell Oil Project, Alberta, Canada (unproven)

The Company had acquired freehold and Alberta Crown Petroleum and Natural Gas rights in the Fairydell-Bon Accord area of central Alberta. The Company had a 75% interest in the project subject to a 2.5% gross overriding royalty (“GORR”) in nine and three-quarter sections. During fiscal 2015, the Company incurred rental/lease cost which was written off.

Minard Project, Saskatchewan, Canada (unproven)

The Company signed a Participation and Joint Operating Agreement in the Minard area of Saskatchewan. The property was written off during the year ended January 31, 2009. During the year ended January 31, 2016, the Company sold its rights to a property in Minard, Saskatchewan for $12,500.

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	January 31,
	2016	2015
Accounts payable	$337,185	$253,963
Accrued liabilities	27,917	29,910
Amounts due to related parties (Note 9)	22,052	12,775
	$387,154	$296,648

6.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on the Company’s Fairydell Oil Project sites. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which have been determined uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state. (See Note 3)

7.	SHARE CAPITAL AND RESERVES

Authorized: unlimited number of common shares with no par value

During fiscal 2016, the Company issued 1,250,000 common shares valued at $6,250 to partially settle contingent litigation (Note 10).

During fiscal 2015, there were no common share transactions.

Warrants

There were no warrants outstanding and exercisable at January 31, 2016 and 2015.

Stock options

The Company follows the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

There were no stock options outstanding and exercisable at January 31, 2016 and January 31, 2015.

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

8.	FINANCIAL RISK MANAGEMENT

The Company is exposed to minimal financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

Capital Management

The Company includes equity, comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of exploration and evaluation assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2016. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

8.	FINANCIAL RISK MANAGEMENT (continued)

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The Company’s only financial asset is cash with a fair value measured at Level 1 hierarchy

9.	RELATED PARTY TRANSACTIONS

The Company considers key management personnel to consist of directors and management.

During the year ended January 31, 2016, the Company accrued management fees of $6,000 to the CFO (2015 - $6,000), who is considered to be key management personnel

Included in accounts payable and accrued liabilities:

	January 31,	January 31,
	2016	2015
Company controlled by the CEO of the Company	$6,552	$3,275
Company controlled by the CFO of the Company	15,500	9,500
	$22,052	$12,775

10.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

In a prior year, a dispute arose with a joint venture participant who claimed the Company was in breach of agreements to explore certain properties in Alberta. During the year ended January 31, 2016, the Company partially settled the dispute by issuing 1,250,000 common shares valued at $6,250.

CURLEW LAKE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2016

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2016	2015

Loss before income taxes	$(94,982)	$(97,847)
Expected tax recovery	(25,000)	(25,000)
Change in statutory, foreign tax, foreign exchange rates and other	-	1,000
Expiry of non-capital losses	73,000	-
Change in unrecognized deductible temporary differences	(48,000)	(24,000)
Income tax expense (recovery)	$-	$-

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2016	2015
Deferred Tax Assets (liabilities)
Exploration and evaluation assets	$1,214,000	$1,214,000
Share issue cost	1,000	1,000
Marketable securities	3,000	3,000
Asset retirement obligation	18,000	18,000
Allowable capital losses	70,000	70,000
Non-capital losses available for future period	302,000	350,000
	1,608,000	1,656,000
Less: Unrecognized deferred tax assets	(1,608,000)	(1,656,000)
Net deferred tax assets	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2016	Expiry Date	2015	Expiry Date
		Range		Range
Temporary Differences
Exploration and evaluation assets	$4,670,000	No expiry date	$4,668,000	No expiry date
Share issue costs	3,000	2035-2038	3,000	2035-2038
Marketable securities	20,000	No expiry date	20,000	No expiry date
Asset retirement obligation	70,000	No expiry date	70,000	No expiry date
Allowable capital losses	270,000	No expiry date	270,000	No expiry date
Non-capital losses available for future period	1,163,000	2016-2035	1,348,000	2015-2034

Tax attributes are subject to review, and potential adjustment, by tax authorities.

12.	SEGMENTED INFORMATION

The Company operates in one segment being the resource sector in Canada.

SCHEDULE “C”
(see attached)

Unaudited pro forma consolidated statement of financial position of the Issuer as at January 31, 2018

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)

PRO-FORMA
STATEMENT OF FINANCIAL POSITION
AS AT JANUARY 31, 2018
(In Canadian dollars)

PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER
C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JANUARY 31, 2018
(Unaudited – prepared by management)

			PRO-FORMA ADJUSTMENTS
		Proudest					C21 Investments
		Monkey					Inc.
	C21 Investments	Holdings					Pro-forma
	Inc.	LLC					Consolidated
	As at	As at					As at
	January 31,	December 31,					January 31,
	2018	2017	Note		Note		2018
ASSETS

Current assets
Cash	257,203	150,758	(d)	33,500,000	(e)	(1,675,000)	15,139,961
					(e)	(1,093,000)
					(c)	(16,000,000)
Restricted cash	-	-	(c)	16,000,000			16,000,000
GST receivable	14,921	-					14,921
AR	-	100,824					100,824
Inventory	-	2,291					2,291
Prepaid expenses	12,000	-					12,000
	284,124	253,873					31,269,997

Other assets
Restricted cash	59,517	-					59,517
Equipment deposits	-	290,167					290,167
				(b)8,190,000
				(b)2,600,000
				(a)2,990,000
Property and equipment	-	2,031,982		(a)2,600,000		(4,538,849)	13,873,133

TOTAL ASSETS	343,641	2,576,022					45,492,814

LIABILITIES
Accounts payable and accrued liabilities	187,054	576,603					763,657
Notes payable - current portion	-	124,322				(124,322)	-
Lease liabilities - current portion	-	163,851					163,851
Due to related parties	-	825,448				(825,448)	-
Loans	-	707,704				(707,704)	-
Notes payable - long term	-	183,872				(183,872)	-
Lease liabilities - long term	-	176,375					176,375
				(b)8,190,000
				(b)2,600,000
				(a)2,990,000
Debentures	-	-		(a)2,600,000			16,380,000
Reclamation obligation	70,300	-					70,300
TOTAL LIABILITIES	257,354	2,758,175					17,554,183

SHAREHOLDERS' EQUITY
						(e)(1,675,000)
Share capital	16,845,466	2,697,503 (1)		(d) 33,500,000		(2,697,503)	48,670,466
Reserves	1,000,967	-					1,000,967
Deficit	(17,760,146)	(2,879,656)				(e)(1,093,000)	(21,732,802)

TOTAL SHAREHOLDERS' EQUITY	86,287	(182,153)					27,938,631

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	343,641	2,576,022					45,492,814

PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER
C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JANUARY 31, 2018
(Unaudited – prepared by management)

1. BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated statement of financial position of C21 Investments Inc. (the “Company”, “C21”) has been prepared by management in accordance with International

Financial Reporting Standards from information derived from the financial statements of the Company and the financial statements of Proudest Monkey LLC. (“PM”), together with other information available to the Company. The unaudited pro-forma consolidated statement of financial position has been prepared for inclusion in the Form 2A dated March 7, 2018 and amended April 30, 2018, in conjunction with the acquisition of all of the issued and outstanding member units of PM (the “Transaction”). The acquisition is subject to a number of conditions including, among other things, regulatory approval. In the opinion of management, the pro-forma consolidated statement of financial position includes all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro-forma consolidated statement of financial position of the Company has been compiled from and includes the audited statement of financial position of the Company as at January 31, 2018 and the audited statement of financial position of PM as at December 31, 2017. The unaudited pro-forma consolidated statement of financial position has been prepared as if the transactions described in Note 2 had occurred on January 31, 2018.

The unaudited pro-forma consolidated statement of financial position is not intended to reflect the financial position of the Company which would have actually resulted had the proposed transactions described in Note 2 and other pro-forma adjustments occurred as assumed. Further, this unaudited pro-forma consolidated statement of financial position is not necessarily indicative of the financial position that may be attained in the future. The unaudited pro-forma consolidated statement of financial position should be read in conjunction with the financial statements disclosed above.

2. PRO-FORMA ASSUMPTIONS

The unaudited pro-forma consolidated statement of financial position incorporates the following pro-forma assumptions:

(a)

Pursuant to the terms of the Plan of Exchange, C21 will acquire all of the issued and outstanding shares of PM (“PM Shares”) in exchange for (i) a US$2,30,000 promissory notes without interest pursuant to which C21 has agreed to allot and issue PM a total of 2,300,000 common shares at a deemed issuance price of US$1.00 per share within 14 days of demand by PM to C21; (ii) a US$2,000,000 convertible promissory note, maturing seven years from the date of issuance, bearing interest at 4% per annum.

(b)

Pursuant to the terms of the Plan of Exchange, C21 will acquire all of the issued and outstanding shares of Eco Firm Farms Maine (“EFFM”) in exchange for (i) a US$6,300,000 promissory notes without interest pursuant to which C21 has agreed to allot and issue PM a total of 6,300,000 common shares at a deemed issuance price of US$1.00 per share within 14 days of demand by PM to C21; (ii) a US$2,000,000 convertible promissory note, maturing seven years from the date of issuance, bearing interest at 4% per annum.

(c)	The Company has agreed with PM and EFFM to allocate up to $16 million towards the expansion of the property, plant and equipment acquired.

PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER
C21 INVESTMETNS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JANUARY 31, 2018
(Unaudited – prepared by management)

2. PRO-FORMA ASSUMPTIONS (cont’d…)

(d)

The Company has completed a non-brokered private placement for gross proceeds of $33,500,000 (the “Financing”) by the issuance of an aggregate principal amount of $33,500,000 of secured convertible debentures (the “Debentures”), maturing in 24 months after closing of the Financing. The Debentures are convertible into common shares at the option of the holder at a conversion price of $1.00 per share. The Company has the option upon completion of the Transactions and listing on the CSE, to force conversion of the then outstanding principal amount of Debentures in common shares. For the purposes of these pro-forma consolidated financial statements, the Company is making the assumption that these Debentures have been fully converted into common shares of C21.

(e)

In connection with the Financing described in Note 2(c), the Company expects to pay finder’s fees of up to 5% of gross proceeds for $1,675,000 which is offset to the private placement. In addition, the Company is expensing other transaction costs of $1,093,000 to close the Transaction. In addition C21 will pay bonus shares equal to 10% of the amount raised to the note holders on a pro-rata basis

3. CAPITAL STOCK

Capital Stock as at January 31, 2017 in the unaudited pro-forma consolidated statement of financial position is comprised of the following in each financing scenario:

			Contributed
			Surplus
	Share Capital	$	$
Share capital and contributed surplus of C21	5,979,695	16,845,466	1,000,967
Shares issued on financing	33,500,000	33,500,000	-
Shares issued in connection with the financing	3,350,000	-	-
Share issuance costs	-	(1,675,000)	-
Share capital of PM	-	2,697,503	-
PM share capital eliminated on acquisition	-	(2,697,503)	-
	42,829,695	48,670,466	1,000,967

4. TRANSLATION

The audited PM, December 31, 2017, statement of financial position has been translated for the purposes of this pro-forma consolidated statement of financial position from US$ based on an exchange rate of CAD$1.30 per US$1.00.

5. PRO FORMA EFFECTIVE INCOME TAX RATE

The pro forma effective income tax rate that will be applicable to the consolidated operations of the Company is 34%.